NEVSUN RESOURCES LTD.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2014

Dated: February 25, 2015

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ANNUAL INFORMATION FORM - 2014

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PRELIMINARY NOTES

In this annual information form (“AIF”) reference to the Company or Nevsun means Nevsun Resources Ltd. and all of its wholly and partially owned subsidiaries (“NRL”), and except as otherwise noted, the information in this AIF is as of December 31, 2014. We prepare the financial statements referred to in the AIF in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and file the AIF with appropriate regulatory authorities in Canada and the United States. Information on our website is not part of this AIF or incorporated by reference.  Filings on SEDAR are also not part of this AIF or incorporated by reference except as specifically stated.  Additional financial and other information regarding the Company can be found in our consolidated financial statements for the year ended December 31, 2014, together with the auditors’ report thereon dated February 25, 2015 and our Management’s Discussion and Analysis (“MD&A”) for the years ended December 31, 2014.

All dollar amounts in this AIF are expressed in USD, unless otherwise indicated (“USD” denotes United States dollars and “CAD” denotes Canadian dollars).

Forward-Looking Statements

This AIF contains statements and information concerning anticipated developments in the Company’s continuing and future operations, the adequacy of the Company’s financial resources and financial projections.  Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and gold production, expanding exploration licenses, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.

Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks more fully described under the Section titled “Risk Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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Cautionary Note to US Investors Regarding Disclosure of Mineral Reserves and Resource Estimates

The disclosure in this AIF uses mineral resource and mineral reserve classification terms that comply with Canadian securities laws that differ in certain material respects from the requirements of United States securities laws. Disclosure has been made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System. The NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the disclosure requirements of the SEC.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded.  Consequently, mineral resource and mineral reserve information contained in this AIF is not comparable to similar information that would generally be disclosed by US companies in accordance with the rules of the SEC.

The SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards.

This AIF uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize these terms and US companies are generally not permitted to use these terms in documents they file with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral “reserves.” Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with reporting standards in Canada, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. For the above reasons, information contained in this AIF containing descriptions of mineral resource and mineral reserve estimates is not comparable to similar information made public by US companies subject to the reporting and disclosure requirements of the SEC.

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Glossary and Defined Terms

2013 Technical Report:	the NI 43-101 technical report on the Bisha Mine titled “Bisha Mine NI 43-101 Technical Report” with an effective date of December 31, 2013.

Ag:	silver.

AGP:	AGP Mining Consultants, Inc.

Au:	gold.

Bisha Feasibility Study:	the feasibility study dated November 15, 2006 on the Bisha Property prepared by AMEC Americas Limited titled “Bisha Property, Gash-Barka District, Eritrea”.

Bisha Main:	a large precious metal (Au) and base metal rich (Cu, Zn) VMS deposit on the Bisha Property.

Bisha Mining License:	the mining license issued to BMSC in 2008 and valid for 20 years covering an area of 16.5 square kilometres over the Bisha Main and NW Zone deposits.

Bisha Property:	the Company’s principal mineral property as more particularly described under the heading “Description of the Business”.

BMSC:	Bisha Mining Share Company, an Eritrean entity that owns and operates the Bisha Mine and is a 60% owned indirect subsidiary of NREL with the 40% balance of the outstanding shares owned by ENAMCO.

Board:	board of directors of Nevsun Resources Ltd.

C1 cash cost:	C1 cash cost per pound is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less net by-product credits.

CIM:	Canadian Institute of Mining, Metallurgy and Petroleum.

Cu:	copper.

DDH:	diamond drilled holes. Holes drilled by a method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

EITI:	Extractive Industries Transparency Initiative.

ENAMCO:	Eritrean National Mining Corporation, an Eritrean entity owned by the State of Eritrea.

g/t:	grams per metric tonne.

Harena Mining License:	a conditional license issued to BMSC in 2012 for the Harena deposit and valid for 10 years, covering an area of 7.5 square kilometres located approximately 10 kilometres from the Bisha Mine.

IFC:	International Finance Corporation.

indicated mineral resource:	that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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inferred mineral resource:	that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

in-situ:	natural material or processes prior to transport.

ISO:	International Organization for Standardization.

LG:	Lerchs-Grossmann, a method used to determine the optimal open pit limit within the ground including the mineralized material, founded in 3-dimensional graph theory and relying upon a regular system of blocks which defines the value (profit, loss) and type (ore, waste) of material contained in the blocks.

LOM:	life of mine.

masl:	metres above sea level.

measured mineral resource:	that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral reserve:	the economically mineable part of a measured mineral resource or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral resource:	a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mining Agreement:	the mining agreement between BMSC and the Government of the State of Eritrea dated December 2007 covering the future development and operations for the Bisha Property, including all substantive requirements of international financial institutions.

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Mogoraib River Exploration License:	the exploration license acquired by the Company from Sanu Resources, a subsidiary of NGEx Resources, containing 54.75 square kilometres of area located 16 kilometres southwest of the Bisha Mine.

NABL:	Nevsun Africa (Barbados) Ltd., a wholly-owned subsidiary of NBHL.

NBHL:	Nevsun (Barbados) Holdings Ltd., a wholly-owned subsidiary of NRL.

NREL:	Nevsun Resources (Eritrea) Ltd., a wholly-owned subsidiary of NABL.

NRL:	Nevsun Resources Ltd.

NSR:	net smelter return used in mineral resource and reserve calculations is the net value per tonne of ore, inclusive of all recoveries and costs outside the mine gate. It does not include operating costs inside the mine gate.

probable mineral reserve:	the economically mineable part of an indicated mineral resource and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven mineral reserve:	the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

QP:	a qualified person as defined in NI 43-101.

reserve:	see “mineral reserve”.

resource:	see “mineral resource”.

Run of mine (ROM):	material from a mine that has not been crushed or screened.

SEC:	United States Security Exchange Commission.

SEIA:	Social and Environmental Impact Assessment.

SEMP:	Social and Environmental Management Plan.

TMF:	tailings management facility.

TSX:	the Toronto Stock Exchange.

VMS:	volcanic hosted massive sulphides.

Zn:	zinc.

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CORPORATE STRUCTURE

Name, Address and Incorporation

NRL was incorporated under the laws of the Province of British Columbia under the Companies Act (British Columbia) on July 19, 1965 under the name of “Hogan Mines Ltd.” Since inception, it has undergone four name changes until December 19, 1991 when it adopted the name of “Nevsun Resources Ltd.” NRL is governed by the Business Corporations Act (British Columbia) and its Articles.

The head office of NRL is located at 760 - 669 Howe Street, Vancouver, British Columbia, V6C 0B4 and its registered and records office is located at 1000 - 840 Howe Street, Vancouver, British Columbia, V6Z 2M1 and its website address is http://www.nevsun.com.

Intercorporate Relationships

The following diagram explains the intercorporate relationships among NRL, and its wholly and partially owned subsidiaries, (collectively referred to as “Nevsun” or the “Company”); the name and place of incorporation of each subsidiary; and the percentage of voting securities legally and beneficially owned:

British Columbia, Canada

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GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

NRL is a mining company listed on the TSX and the NYSE MKT LLC.  The Company’s major achievements during the past three fiscal years include the production of approximately 244 million pounds (110,700 tonnes) of copper since the commencement of copper production in 2013; the production of approximately 784,000 ounces of gold in doré at Bisha from 2011 through December 31, 2013; maintaining an industry leading safety performance record at Bisha; generating substantial cash flows since the commencement of commercial gold production; declaring and paying industry leading dividends to shareholders; and enhancing its corporate social responsibility program initiatives that reflect international standards.

2014 Significant Developments

In 2014, the Company produced 196 million pounds of copper in concentrate from the Bisha Mine against guidance of 180 million to 200 million pound at C1 cash costs of $1.05 per payable pound sold which lead to strong earnings and cash flows with year end working capital of $520 million including $442 million in cash.

The Company conducted a 27,300 metre drilling program and progressed zinc plant expansion on time and on budget.

In 2014, NRL declared a cash dividend of $0.04 per common share in the fourth quarter, payable on January 15, 2015, an increase of 14% from the cash dividends declared in the first three quarters of 2014 of $0.035 per common share quarterly which were paid to shareholders on April 15, 2014, July 15, 2014, and October 15, 2014, respectively. Dividends declared in 2014 totalled $28.9 million.

In the fourth quarter the Company produced 52.5 million pounds of copper in concentrate at C1 cash costs of $1.07 per payable pound sold.

The Company conducted significant exploration drilling at the Harena Mining License as part of an on-going program designed to expand the deposit beyond the known resource.  The drilling program successfully extended the deposit by 250 meters down dip and increased the strike length from 300 meters to over 600 meters.  Highlight drill holes include massive sulphides intersected in the southern extension discovery hole HX-005 which graded 1.77% Cu, 3.99% Zn, 1.22 g/t Au, 78 g/t Ag over 18.5 metres and hole HX-040 which graded 1.78% Cu, 5.78% Zn, 0.53 g/t Au, 31 g/t Ag over 32.0 metres.  Borehole geophysics suggests that Harena has considerable further down dip extension potential.  Also intersected was a number of precious metal-bearing stringer zones found below and along strike of the massive sulphides such as hole HX-008 which returned 0.71% Cu, 0.22% Zn, 6.15 g/t Au, 242 g/t Ag over 17.2 metres.

The Company issued an updated mineral resource and mineral reserve estimate effective December 31, 2014 for the Bisha and Harena deposits. The Bisha primary indicated resource increased by 900,000 tonnes, adding 83 million pounds of zinc and 40 million pounds of copper, and primary inferred resource increased by 600,000 tonnes, adding 96 million pounds of zinc and 21 million pounds of copper. The Harena pit indicated resource increased by 1.4 million tonnes, adding 113 million pounds of zinc and 32 million pounds of copper, and primary inferred resources increased by 6.1 million tonnes for an additional 498 million pounds of zinc and 156 million pounds of copper.

In 2014 the Bisha supergene reserve, inclusive of stockpiles, decreased by 3.9 million tonnes, which included 295 million pounds of copper. Of this reduction, approximately 1.8 million tonnes and 230 million pounds of copper were due to mine depletion. The remaining reduction of 2.1 million tonnes and 65 million pounds of copper came from reclassification of supergene to primary ore, removal of the hanging wall copper ore pending further metallurgical testwork, pyrite sand displacement and elevated operating costs. Conversely, this reclassification and a deepening of the Bisha Main pit, lead in part to the Bisha primary reserve increasing by 1.7 million tonnes including an increase of 91 million pounds of copper and 270 million pounds of zinc. The Harena primary reserve increased by 0.3 million tonnes including 8 million pounds of copper and 26 million pounds of zinc.

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In the third quarter the Company produced 56.4 million pounds of copper in concentrate at C1 cash costs of $1.07 per payable pound sold which lead to strong earnings and cash flows with quarter end working capital of $519 million including $380 million cash.

In the second quarter the Company produced 47.4 million pounds of copper in concentrate at C1 cash costs of $1.05 per payable pound sold which lead to strong earnings and cash flows with quarter end working capital of $498 million including $359 million cash.

The Company received strong support at the 2014 annual general meeting for the election of NRL’s nominees as directors as well as its approach to executive compensation and the continuation of the shareholder rights plan.

In the first quarter the Company produced 39.7 million pounds of copper in concentrate at C1 cash costs of $0.98 per payable pound sold which lead to strong earnings and cash flows with quarter end working capital of $462 million including $338 million cash.

The Company released its 2013 Corporate Social Responsibility Report highlighting its safety record, local employment opportunities and evolving environmental and social performance governance programs at the Bisha Mine aimed at reinforcing Nevsun’s commitment to making a collaborative, positive impact in Eritrea.

The Company filed the 2013 Technical Report in March 2014.

The Company announced maiden open pit mineral resource estimates on February 18, 2014 for Hambok and the Northwest deposits for a combined 92 million pounds copper and 60 million pounds zinc and an updated mineral reserve estimate for the Bisha Main pit and Harena open pit mines.  This resulted in a 29% increase in the total indicated mineral resource estimate of the combined Bisha property tenements by an additional 9.3 million combined oxide gold, supergene copper and primary copper-zinc zone tonnes which resulted in an additional 247 million pounds of in-situ copper for a 22 percent increase in contained copper and an additional 47 million pounds of in-situ zinc.

2013 Significant Developments

The Company achieved commercial production of copper on December 1, 2013 from its copper plant on schedule and under budget with a build cost of the copper plant and infrastructure at approximately $110 million, compared to a budget of $125 million.

In 2013, the Company produced 92,000 ounces of gold doré plus 20,000 equivalent gold ounces in precious metal concentrate from the Bisha Mine. The Company also produced 48 million pounds of copper in concentrate against guidance of 30 million to 50 million pounds, which lead to strong earnings and cash flows with year -end working capital of $419 million including $303 million cash.

The Company conducted an eight hole 2,713 metre in-fill resource definition drilling program at the Hambok polymetallic massive sulphide deposit, located 16 kilometres southwest from the BMSC processing plant.

The Company also conducted a 4,325 metre resource definition drilling program at the Northwest deposit for an aggregate of 15,890 metres of drilling completed which includes 13,520 metres of drilling that was completed in 2011 and 2012.

In 2013, NRL declared two cash dividends of $0.07 per common share on May 15, 2013 and November 14, 2013, which were paid to shareholders on July 15, 2013 and January 15, 2014, respectively.  Dividends declared in 2013 totalled $27.9 million.

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On October 15, 2013, the Company announced the first shipment of 11,000 tonnes of pre-commercial production copper concentrate from the new Bisha copper plant. Commissioning and ramp up in mill throughput continued with commercial production achieved on December 1, 2013.

The Company released its 2012 Corporate Social Responsibility report. The report was written and released under the Global Reporting Initiative’s G3.1 guidelines and self-declaring Application Level C.

The Company commented on its approach to human rights at the Bisha Mine and committed to responsible operations and practices at the Bisha Mine, based on international standards of safety, governance and human rights.

2012 Significant Developments

In 2012, the Company produced 313,000 ounces of gold in doré from the Bisha Mine, which lead to strong earnings, and cash flows with year end working capital of $398 million including $396 million cash.

The Company’s copper plant expansion at the Bisha Mine had progressed on schedule and on budget with concentrate production expected in mid-2013.

Corporate responsibility initiatives were undertaken to reflect evolving international standards for the safety and health of its employees, protecting the environment, respecting human rights of its employees and residents of the communities in which it operates, and contributing to the sustainable development of those communities.

In 2012, NRL declared two cash dividends of $0.05 per common share on May 15, 2012 and November 15, 2012, which were paid to shareholders on July 16, 2012 and January 15, 2013, respectively. Dividends declared in 2012 totalled $19.9 million.

The Company acquired the Mogoraib River Exploration License and the identified high priority exploration targets.

On September 7, 2012, the Company filed a NI 43-101 technical report disclosing probable mineral reserves (effective date May 31, 2012) of 26.5 million tonnes. This included 0.9 million tonnes of oxide ores grading 5.79 grams per tonne gold for a total of 167,000 troy ounces of gold, 6.4 million tonnes of supergene ore grading 4.09% copper for a total of 579 million pounds of copper, and 19.2 million tonnes of primary ores grading 1.09% copper and 6.33% zinc for a total of 462 million pounds of copper and 2,680 million pounds of zinc.

The Company conducted a 13,500 metre exploration drill program at the Northwest deposit, which lies two kilometres from the Bisha deposit.

The Company was granted the Harena Mining License, which contains the Harena deposit, a satellite VMS deposit.

NRL purchased a total of 1,732,600 common shares during the year ended December 31 2012 under a normal course issuer bid through the facilities of the TSX.

A class action lawsuit commenced against NRL and certain of its executive officers in March 2012, which was settled in 2014 (see the Section, “Legal Proceeding and Regulatory Actions”).

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DESCRIPTION OF THE BUSINESS

The Company’s principal mineral property is the Bisha Property which hosts a gold, copper and zinc deposit and includes satellite VMS deposits at Harena, Northwest and Hambok. The Mining Agreement governs the development of the Bisha Property and covers an area of 46.5 square kilometres, which contains the Bisha Mine and the Bisha Mining License and the Harena Mining License. In addition, the Company owns the Mogoraib River Exploration License.

The Bisha Mine

The Bisha Mine is located on the Bisha Property is owned and operated by BMSC.  The Company is a 60% shareholder in BMSC with the remaining 40% interest held by ENAMCO.  BMSC is governed under the terms of a shareholder agreement between the Company and ENAMCO.  The Bisha Mine began commercial production of gold in February 2011 that allowed an early payback of gold phase capital and allowed for funding of both the copper and current zinc phase expansion. The Bisha Mine transitioned from gold production to copper production in late 2013 and commenced commercial production of copper in December 2013.  The development of the zinc flotation circuit required for future zinc production is expected to be online in Q2 2016.  Mining of the supergene copper ore is expected to continue until Q2 2016 at which time the Bisha Mine plans to begin to process ore from the primary phase.  The primary phase ore contains a significant amount of zinc and copper.  Construction of the zinc plant began in 2014 with the zinc plant scheduled for commissioning in the first half of 2016.

Copper, Gold and Silver Sales

The Company recorded revenues of $555 million based on sales of 185 million pounds of payable copper in 2014 compared to 96,700 ounces of gold and by-product sales of 507,935 ounces of silver in 2013.

There are numerous customers of copper, gold and other metals and the Company is not dependent upon any one customer.  Copper production from Bisha is in the form of copper concentrates (including small amounts of gold and silver credits) produced at site and transported in country by truck and trailer to the port of Massawa and in turn loaded into ocean freighters for transport to smelters in Europe and Asia.

Methods of Production

The Company began processing supergene copper ores in 2013 using flotation to recover copper as a sulphide concentrate and will use the same process when primary copper and zinc ores are processed starting in H1 2016.

The current mine life is estimated to be 11 years, projected to 2025, including six months of final processing of remnant oxide ores and gold doré extraction in the final year of mine life using the original carbon-in-leach circuit. The Company continues to expand its mineral resources with ongoing exploration drilling programs with an expectation of subsequent conversion into mineral reserves. The Company has been conducting ongoing drilling programs on the Bisha and Harena Mining licenses and on the Mogoraib River Exploration License with the plan to further extend the life at the Bisha Operations. There are numerous untested geophysical targets on these properties and new targets are being generated which will be evaluated with future drilling. These targets have the potential to provide significant additional near and long -term mineral resources for the Bisha operations.

Skill and Knowledge

BMSC has built a management team of skilled mining, processing, maintenance, environmental, financial, and administrative personnel reporting to the general manager at the Bisha Mine who is in charge of mine production, process plant facilities, exploration programs, and future operations of the Bisha Mine.   The specialized knowledge and skills required in all areas of mining include mining, engineering, geology, metallurgy, environmental permitting, drilling, and exploration program planning. The Bisha Mine is the first and currently remains the only modern mining operation in Eritrea. Training and re-training of local staff to attain and maintain the requisite skills in all aspects of mining operations is, and has been, a priority.

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Employees

BMSC directly employs approximately 1,100 Eritreans and 130 expatriates at the Bisha Mine and provides a safe and supportive working environment. Nevsun strives to ensure that its presence has a positive social and economic impact. With spin-off effects from local suppliers for certain goods and services required, the Bisha Mine has created meaningful employment for thousands of Eritreans. Compensation for Eritreans directly employed by BMSC is well above the average for Eritrea. Employees are provided free food and free accommodations or free local commuting. These employees also receive free training and have opportunities for advancement. Employees also have access to free medical care at the mine’s clinic. The use of conscripted labour at Bisha is not allowed, and BMSC has strong practices and procedures to ensure that all individuals at Bisha are working of their own free will. The procedures include the inspection of national service discharge documentation for all Eritrean workers at Bisha, and Bisha-issued photo identification cards for those employed directly or by subcontractors.

Corporate Social Responsibility

The Company’s objective is to generate sustainable prosperity through its business operations, which means respecting the safety and health of its employees, protecting the environment, respecting the human rights of its employees and the residents of the communities in which it operates, and contributing to the sustainable development of those communities. The Social, Environmental, Health and Safety Committee established by the Board oversee the Company’s efforts in meeting these objectives.

While not a member of the Extractive Industries Transparency Initiative (EITI), the Company supports the goals of fiscal transparency and governance and has taken the approach of disclosing payments made to governments in countries in which it operates, whether or not the host government is a member of EITI.

Since commencement of commercial gold production in early 2011, the Company has contributed nearly $1 billion in cash remittances to the Eritrean government and government-owned entities in various forms of taxation and for the provision of goods and services. The Bisha Mine is the only modern mine in Eritrea and its direct contribution through salaries, wages, benefits, local supply-chain purchases and community assistance, is a significant benefit to the national economy and the local communities. The resulting impact through the indirect multiplier effect on the economy of Eritrea is difficult to estimate but is believed to be very significant.

The Company voluntarily releases a corporate social responsibility report annually that adheres to the Global Reporting Initiative (GRI) G4.0 Core requirements. The report addresses a hybrid of general and specific sectorial information about the Bisha Mine and its relevance to annualized corporate social responsibility objectives.

Social Responsibility

The Company recognizes that its activities have the potential to impact the human rights of individuals affected by its business operations.  As such, the Company seeks to integrate human rights best practices into its business processes and conducts its business within a framework that promotes worker and community health and safety, environmental protection, community involvement, community benefits and quality of life for employees and their families.  The Company is committed to responsible operations and practices at its Bisha Mine, based on national and international standards of safety, environmental management, governance and human rights and strives to ensure that the Company’s presence has a positive socio-economic impact to the national economy and the local communities. Some of the Company’s social responsibility commitments and practices include:

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  actively promoting understanding by all employees of the culture, language and history of the communities, regions and countries in which it operates;
  working to protect cultural heritage resources potentially affected by the Company’s activities;
  conducting activities in a manner that respects traditional-use rights, cultures, customs and social values;
  promoting job equity and equal access to employment opportunities for women;
  maintaining formal human resources practices and procedures to ensure that conscripted labour is prohibited at Bisha, including inspection and audits of national service discharge documentation for all Eritrean workers at Bisha;
  building capacity by sharing environmental and social experiences and solutions with local communities and regional and national governments;
  actively consulting with local communities to identify and resolve environmental and social issues;
  promoting the use of various grievance mechanisms to enable ongoing constructive feedback with workers and communities alike;
  procuring materials, goods and services in a manner that enhances local benefits and protects against unethical practices such as child labour and forced labour;
  establishing social responsibility performance criteria; and
  monitoring and reporting performance to senior management through periodic audits.

Health and Safety

The Company recognizes that the safety and security of its employees and the communities in which it operates is an integral part of its business.  The Company has maintained top quartile safety performance at Bisha operations now exceeding 21 million hours over three years without a lost time injury, including contractors. As to safety, the long-term goal is for employees of the Company to operate injury-free, regardless of what role they perform. The Company likewise has advanced its corporate responsibility initiatives to reflect evolving international standards.

To achieve its health and safety objectives, the Company is training employees to work in a safe and responsible manner, carrying out risk assessments for all construction and operational activities, conducting thorough investigations when incidents do occur to understand the underlying causes, ensuring that health and safety performances comply with relevant legislation and regulation, adhering to local laws as well as international standards on law enforcement in securing its operations, particularly those that relate to the use of force, carrying out risk assessments in relation to security issues at each of its project sites, ensuring that security is managed in a way that respects and protects human rights, avoids creating conflict, and addresses security threats in as peaceful a way as possible.

Environment

The Company is committed to achieving high standards of environmental responsibility in its operations and compliance with all applicable regulations and laws.

The Company is committed to devoting its resources to the goal of:

  complying with all host country environmental laws and regulations together with industry best practice standards, or whichever is the more stringent of the two;
  ensuring the necessary resources are provided to support and implement the Company’s environmental policy;
  continual improvement in environmental performance by developing environmental indicators, monitoring and auditing performance, and by implementing corrective actions where needed;
  reporting externally on environmental performance and encouraging dialogue with employees, local communities and other stakeholders to promote environmental awareness;
  applying the principles of best available technology to environment management;
  reducing, re-using and recycling resources and implementing proper waste management practices;
  training, motivating and ensuring that all employees adhere to environmental protection and pollution prevention policies;
  incorporating an emergency preparedness and response system into standard operating practices; and
  monitoring and reporting on performance to senior management through periodic audits.
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MINERAL PROPERTIES

The Company’s principal mineral property is the Bisha Property located in Eritrea which hosts the Bisha Mine. The property is owned and operated by BMSC which in turn is controlled 60% by the Company and 40% by ENAMCO.  BMSC is governed under the terms of a shareholder agreement between the Company and ENAMCO.  Under Eritrean Mining Law, ENAMCO initially held a 10% free carried interest in BMSC.  In October 2007, ENAMCO agreed to purchase an additional 30% interest in BMSC, the terms of which were finalized in 2011.  In December 2007, BMSC concluded the Mining Agreement with the State of Eritrea. Royalties payable to the State of Eritrea include a 5.0% royalty on precious metals and a 3.5% royalty on base metals. The Mining Agreement was amended in July 2012 to increase the agreement area from 39.0 Km2 to 46.5 Km2.

The Bisha Mine on the Bisha Property began commercial production in February 2011 with approximately 784,000 ounces of gold in doré being produced from oxide mineralization until late 2013.  In December 2013, the Bisha Mine transitioned to commercial production of copper derived from supergene mineralization.  The development of the zinc flotation circuit required for future zinc production from the primary sulphide zone is expected to come online in Q2 2016.  Construction is progressing on schedule.

Unless otherwise stated, the relevant technical and scientific information included in this AIF concerning Bisha Property are derived from either the 2013 Technical Report prepared by Paul Gribble, C. Eng., FIMMM, Chief Resource Geologist, BMSC; Jay Melnyk, P.Eng. AGP; and Peter Munro, BAppSc.,. Mineralurgy Pty. Ltd. effective December 31, 2013; the December 31, 2014 Mineral Resource estimate for Bisha and Harena completed by Matt Bampton, MAusIMM, MAIG (Cube Consulting) and Paul Gribble, C.Eng., FIMMM; or from the December 31, 2014 Mineral Reserve estimate for Bisha and Harena completed by and Anoush Ebrahimi, P.Eng., PhD.(SRK Consulting Canada Inc.). These authors are QPs within the meaning of NI 43-101. The 2013 Technical Report is available for review on SEDAR (www.sedar.com) and EDGAR (http://www.sec.gov/edgar.shtml).

Project Description and Location

The Bisha Mine is located 150 kilometres west of Asmara, 43 kilometres southwest of the regional town of Akurdat and 50 kilometres north of Barentu, the regional or zone Administration Centre of the Gash-Barka District, in Eritrea, at approximate latitude 15°28'N and longitude 37°27'E. The universal transverse mercator system (UTM) coordinates (The World Geodetic System, 1984) of the centre of the Bisha Property are 1,711,000 N and 334,500 E (UTM zone 37). The following Figure 1 shows the location of the Bisha Property.

Onsite infrastructure includes two open pits (Bisha and Harena), a process plant (crushers and primary and secondary grinding mills; leach, flotation, thickener, and other tanks; and filter presses), a wet tailings facility and waste rock storage facilities, offices, maintenance and laboratory facilities, fuel storage areas, an on-site power plant, 800 person camp and an airstrip nearby.

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Figure 1 – Bisha Site Location

The Bisha Property consists of the 100% BMSC owned Bisha Mining License, the Mining Agreement, the Harena Mining License and the Mogoraib River Exploration License. The property hosts the Bisha deposit, a large precious metal (Au) and base metal rich (Cu, Zn) VMS deposit currently being mined, as well as the Harena VMS deposit where a portion of the oxide gold cap mineralization was mined until mid-2013. Additional satellite VMS deposits include Northwest and Hambok, both of which may eventually be mined.

BMSC has the exclusive right of land use in the areas comprising the Mining Licenses. This right is subject to the acquisition and settlement of any third-party land-use rights by payment of compensation and/or relocation at the expense of BMSC. The Mogoraib River Exploration License is subject to 25% annual reductions and it is currently 54.75 square kilometers in area.  Annual fees are approximately $96 per square kilometer for the mining licenses and $32 per square kilometer for the exploration license.

Figure 2 below shows the areas that comprise the Mining Agreement and Mining Licenses.

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Figure 2 – BMSC Resource Areas and License Map

Accessibility, Climate, Local Resources, Infrastructure & Physiography

Access to the Bisha Mine is by paved road from Asmara to Akurdat, a distance by road of 181 kilometres and then 52 kilometres from Akurdat via an all-weather road, which is currently being upgraded with over 20 kilometres now paved. The drive from Asmara to the Bisha camp (also referred to as Bisha Village) takes approximately four to six hours by passenger vehicle or bus.  Asmara is the capital city of Eritrea and is serviced currently by regular international flights out of Cairo, Doha, Sanaa and Istanbul.

The principal port for importation of heavy equipment and shipment of concentrate is Massawa on the Red Sea coast, which is about 350 kilometres from the Property.  Massawa is connected to Asmara by all-weather paved road.  The Company has a special loading system to accommodate the handling and bulk loading of both copper and future zinc concentrates onto shipping vessels.

The climate is semi-arid, with elevated temperatures year-round.   During the hot season in April and May, the average temperature is +42°C.  Total rainfall is sparse, with between 250 millimetres and 300 millimetres.  The main rainy season is between June and September and local heavy rains can result in flash floods of the Mogoraib and Barka Rivers. Mining activities are planned on a year-round basis.

The Bisha Property is mainly located on a flat, desert-like outwash plain. The plain is at 560 metres above sea level (masl) and contains scattered vegetation and few trees. Locally, steep hills and ridges rise above the plain with the Bisha, Wade, and Neve peaks reaching elevations of up to 1,226 masl.

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The Bisha Property is crosscut by the Mogoraib River, a tributary of the Barka River, as well as abundant seasonal streams that all flow northwards.  A small seasonal tributary of the Mogoraib River, the Ferektatet River, originally passed immediately over the Bisha Property but has since been diverted around the deposit.

The village of Mogoraib located 6 kilometres from the Bisha Mine is the closest settlement and is the local administration centre for the Dighe Sub-zone within the Gash-Barka District. The village contains a well-equipped, eight-person health centre with a nursing staff capable of taking care of small medical problems. Better-equipped hospitals are found in Akurdat and Keren. Camp Mogoraib is a military site located just outside the village boundaries and provides basic security to the Mine area. Basic goods are commercially available in the immediate region near the Bisha Mine at Mogoraib or Akurdat, but the main centre for support is the capital city of Asmara.

Freshwater is supplied to the property from groundwater.  Two well farms have been established by the Company, the first approximately 1 kilometre south of the open pit on the western bank of the Ferektatet River (which also serves to dewater the Bisha pit), and the second 5 kilometres to the west, adjacent to the Mogoraib River.  Potable water sourced from the well fields is pumped to a potable water plant utilizing chlorination filtration and ultraviolet radiation treatment.

Process water is recycled within the plant as much as possible to minimize the use of fresh groundwater.  Water from the pit and seasonal water from the tailings management facility also supplement and reduces the dependence on raw water.

Electric power for the mine and processing plant site is supplied from a diesel-fuelled power station located adjacent to the process facilities. Site communication is via a satellite communications system and includes wireless internet access at the village and administration buildings.

Mineral Property History

The Company has no record of any previous exploration or mining activities on the property or surrounding areas prior to 1998.  In June 1998, the Company signed a prospecting license agreement with the State of Eritrea.  In 1999, this agreement was converted to an exploration license that covered an area of 49 square kilometres.  This license was expanded to an area of 224 square kilometres in 2003.

Geological Setting

Eritrea is divided into several north or northeast trending Proterozoic terranes, which are separated by major crustal sutures. The Bisha Property is in the Nacfa Terrane, which comprises low-grade metamorphosed calc-alkaline volcanics and sediments.

The VMS deposits at the Bisha Property are hosted by a bimodal sequence of volcanic rocks.  Felsic volcanics directly host and both underlie and overlie the mineralization at Bisha, Harena and Northwest deposits.  These felsic volcanics are flow dominated indicating proximity to volcanic vents.   Mafic volcanic rocks occur deeper in the footwall to the east of the known mineralized zones.  Alteration of the felsic volcanics is often very intense with the primary mineralogy being converted to sericite and chlorite.  The Hambok deposit, in contrast to the Bisha deposits, is entirely hosted in mafic volcanic rocks.  All rock-types are variably foliated and metamorphosed.

Exploration History

Initial work on the property began in 1998 but was suspended between 1999 and late 2002 due to the border war with Ethiopia.  The Bisha deposit was discovered in November 2002 by diamond drilling geophysical and geochemical anomalies associated with a prominent gossan that locally had highly anomalous gold values.  A VMS deposit was defined and found to be overlain by a supergene copper-enriched zone and a gold-enriched gossan cap.

Between 2003 and 2006, 403 diamond drill and 33 reverse circulation holes were completed at Bisha to enable a Feasibility Study.  Additional work included mapping, geochemical sampling, trenching, ground and airborne geophysics, metallurgical test work and environmental baseline studies.  The Northwest and Harena deposits were discovered with 26 and 27 holes being drilled respectively.

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No holes were drilled in 2007 and 2008 and only minor gravity surveying, geological mapping and mechanical trenching was completed.  In 2009 and 2010, 35 mainly geotechnical holes were completed at Bisha and 51 holes were completed at Harena to better define the oxide zone. Thirteen diamond drill holes were drilled to test gravity targets in the Harena area.  No significant mineralization was intersected.

In 2011, 167 diamond drill holes were drilled at Bisha for resource upgrading as well as for metallurgical and geotechnical studies.  At Harena, 5 regional exploration holes were drilled to test coincident gravity/EM/soil geochemical anomalies with no significant mineralization being encountered.  Drilling began to define the Northwest deposit to bring it to a maiden resource estimate.  A total of 22 holes were drilled.

In 2012, the majority of drilling was focussed on the development of the Northwest deposit. Seventy -five holes were drilled to define a maiden resource. At Harena, exploration diamond drilling included a total of 6 holes with one of the holes intersecting mineralization peripheral to the Harena open pit.

In 2013, diamond drilling consisted of 27,828 metres of exploration and resource development drilling at Bisha Main, the Northwest deposit and Hambok.  At Bisha, 23 holes for 6,223 metres were completed in the immediate Bisha area testing geophysical targets.  A further 8 holes tested below the northern portion of the Bisha Main deposit.  Drilling concluded at Northwest with 93 holes being completed.  At Hambok, eight holes were completed to infill areas of the deposit that had large gaps in the geological model.  This work allowed for a new open pit constrained mineral resource estimate to be completed.

For 2014, a total of 91 drill holes were completed at Bisha and Harena, around Hambok and Aderat and near Tekewuda to complete 27,300 metres of exploration diamond drilling.  A total of 230 line kilometres of ground and 44 holes of Transient EM (TEM) surveying was conducted and a 2,500 line kilometre Versatile Transient Electromagnetic (VTEM) survey was flown.  A significant new extension of the Harena deposit was discovered and new mineralization was found at Aderat on the Mogoraib River Exploration License.

Mineralization

Mineralization at the Bisha deposit is divided into three major zones: oxide, supergene and primary sulphide.  The host rocks are felsic volcanics that have been altered to chlorite and sericite.

Oxide

In the surficial oxide zone, deep weathering has affected the primary massive sulphides producing a high-grade stratified gossanous zone that is enriched in gold. This zone can vary in composition from highly siliceous and somewhat ferruginous to a massive goethite-hematite-jarosite. The depth of this oxidation zone is on the order of 35 metres. The oxidation of the massive sulphides generated strong acid solutions that have progressively destroyed the sulphides and host rock. Gold remained in the oxide zone and became concentrated. This zone is now largely mined-out.

Supergene

As the acid solutions percolate downward, they deposited their dissolved copper at the primary sulphide interface to produce a copper-rich supergene zone. A horizon of extremely acid-leached material or “soap” has developed between the oxide and supergene/primary domains and the host rocks.  The principle copper mineral in the supergene zone is covellite.  This zone is currently being mined.

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Primary Sulphide

This zone is a typical VMS with simple pyrite, chalcopyrite and sphalerite mineralogy in the massive sulphide and chalcopyrite in the stringer zones. Mining and stockpiling of primary zinc ores commenced in March 2014 and by the end of the year, stockpiles of 18,000 tonnes of zinc ore formed part of the stockpile inventory.

Mineralization at the Northwest Zone occurs in a series of predominantly pyrite massive sulphide lenses hosted within altered felsic volcanic rocks.  Copper and zinc-rich stringer sulphide mineralization is sporadic within the massive sulphide lenses and in stockwork zones. Some of the massive sulphides have been exposed to weathering at surface creating oxide zone that are locally enriched in gold. Beneath these areas, some supergene copper mineralization may also be present.

The Hambok deposit consists of a single massive sulphide lens.  Base metal values are generally higher nearer to surface along the top and outer edges of the body. The deposit is hosted by variably chloritized mafic volcanic rocks and is dominantly composed of massive pyrite with zones of finely banded chalcopyrite and sphalerite. Intervals of near massive magnetite are often found associated with the massive sulphides.

The Harena deposit is also a typical massive sulphide body that has been affected by weathering. The host rocks to the Harena deposit are intensely chloritized and sericitized hydrothermally-altered felsic volcanic rocks. Surficial weathering processes have produced a surficial oxide/gossan zone with good gold grades underlain by a primary massive sulphide deposit. Supergene mineralization is not well developed. The primary massive sulphide body is currently being explored and is mainly composed of pyrite, chalcopyrite and sphalerite.

Drilling

Diamond drilling at the Bisha, Harena, Northwest and Hambok deposits has been undertaken by contractors in a number campaigns since 2002, with Boart Longyear and Colonnade being the most recent suppliers in 2014.  For drilling prior to 2014, please refer to the 2013 Technical Report.

In 2014, drilling was completed using Longyear LF90 track mounted drill rigs. Holes are initially collared HQ size diameter and reduced to NQ size diameter after approximately 75 metres. All drill hole collars are surveyed and down the hole surveys were completed with Reflex EZ-Shot camera methods.

At the Bisha Main deposit, massive sulphide mineralization has been well defined with drilling spaced at 25 metres by 25 metres or closer in some areas.  Drilling density decreases with depth and the deposit is open at depth in the south.  There was no diamond drilling completed at Bisha in 2014.

At the Harena deposit, massive sulphide mineralization was drilled on a 30 metre by 50 metre patterns prior to 2014. During 2014, drilling down to a depth of 200 metres was on a 50 metre by 50 metre pattern while deeper holes were on a 100 metre by 100 metre pattern or wider. The deposit is open at depth.

At Northwest, the deposit is well defined with drilling spaced at 25 metres by 25 metres or closer in some areas. Drilling density decreases with depth and the deposit is open in a number of directions. Core recovery problems in the oxide zone and supergene zone were countered by classification of this material as Inferred Resources. No drilling was completed at Northwest during 2014.

At the Hambok deposit, much of the massive sulphide mineralization has been well defined with drilling spaced at 50 metres by 50 metres or closer in some areas.  Drilling density decreases with depth and the deposit remains open at depth and along strike to the north.  No drilling was completed at Hambok in 2014.

Sampling and Analysis

For sampling programs prior to 2014, please refer to the 2013 Technical Report.

In 2014, holes were sampled over all sulphide-bearing intervals at a target length of 1.0 metre per sample. Sample intervals vary based upon mineralogical and lithological contacts. The logging geologist sets out the sample regime. Standard diamond cutting blades flushed with fresh water are used to halve the core.

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Highly broken core pieces are cut along the axis if possible or the core is split using a trowel down the middle of the tray row and handpicked or scooped to ensure representative samples are obtained.  Cutting lines may be drawn on the core. The remaining half core is returned to the box and boxes stacked in numerical order by hole.

The technicians or samplers under the supervision of technicians place half of the core in individual trays laid out in numerical order. Samples are then placed in a drying oven for 12 to 18 hours at between 80°C and 100°C. The samples then pass through a jaw crusher to greater than 75% of sample passing 10 mesh (2 millimetre) screen. The sample is then split using a Jones-type riffle splitter to achieve a sub-sample weight of approximately 200 grams to 300 grams. The sample reject is then bagged, labelled with the original sample ID and put into storage at Bisha site. The sub-samples are packed and then placed in large plastic shipping barrels. When samples are ready to be shipped the samples lists are combined with a sample submission form and enclosed with the samples in plastic drums.

Samples are despatched to Asmara to the Genalysis Horn of Africa preparation facility near Asmara.  Here, samples are pulverised and the pulps despatched by courier to the Genalysis laboratory in Perth, West Australia, for analysis. Pulverisation is to better than 85% passing 75 microns.

Bulk density for all samples is determined using Archimedes principle. Rock samples are dried and then wrapped in foil prior to weighing in air and water.

Security of Samples

The chain-of-custody for core samples collected and being shipped from site is as follows:

  Core is transported to the Bisha camp by Bisha personnel and placed in the core logging area.
  The logging and sample preparation area and the Bisha camp are within a fenced and guarded compound.
  Core samples are crushed and sub-sampled.
  Prepared samples are placed in sealed barrels.
  Each barrel has a list of samples written on the outside of the container.
  A sample submission form accompanies each barrel.
  Barrels are transported to Asmara in company-owned vehicles managed by BMSC.

The sample barrels are submitted to the Eritrean Ministry of Energy and Mines for inspection and submission to customs, a customs seal is placed on the barrels and they are shipped via air transport directly to the analytical laboratories.

Mineral Resource Estimate

Commencing in 2005, an initial mineral resource model for Bisha Main was constructed by AMEC.  This model was subsequently updated with new information.  In 2012, AGP, an independent mining and geological consulting firm that had not previously reported on the property, estimated an updated mineral resource at Bisha.  In 2012, AMEC estimated a mineral resource at Harena.  In August 2012, AGP prepared a new combined Bisha and Harena mineral reserves estimate with an effective date of May 31, 2012 with a technical report, which was subsequently filed on SEDAR and EDGAR.

In late 2013, new revised updated mineral resources were estimated with an effective date of December 31, 2013 for both the Bisha Main and Harena deposits which took into effect mine depletion, additional drill, structural mapping and metallurgical test data, and a more refined and slightly differing approach to mineral resource modeling.  Likewise, an updated mineral resource estimate was generated for the Hambok deposit succeeding the past historic mineral resource generated by the previous owner Sanu Resources, which importantly employs a constraining pit shell.  In addition, a maiden mineral resource estimate was completed for Northwest.  Details and methodology of this mineral resource estimate can be viewed more fully in the 2013 Technical Report.

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An updated mineral resource effective December 31, 2014 was completed for the Bisha and Harena deposits by Cube Consulting (an independent consulting firm) and announced on February 3, 2015.  The Bisha primary indicated resource grew by 900,000 tonnes, adding 83 million pounds of zinc and 40 million pounds of copper, and primary inferred resource increased by 600,000 tonnes, adding 96 million pounds of zinc and 21 million pounds of copper.  The Harena deposit indicated resource grew by 1.4 million tonnes, adding 113 million pounds of zinc and 32 million pounds of copper and primary inferred resources increased by 6.1 million tonnes for an additional 498 million pounds of zinc and 156 million pounds of copper.

The sample database for the Bisha, Harena, Northwest and Hambok deposits has undergone a thorough QA/QC process. The current interpretation and estimation for Bisha was completed using DDH cored holes and recent RC grade control holes. The majority of the RC holes were drilled as part of a grade control program for the supergene copper phase beginning in 2013 while almost all the DDH holes were predominantly drilled prior to May, 2012. Diamond drill data for the Northwest and Harena deposits include a significant proportion of drilling completed from 2012 onwards. BMSC prior to use validated all data for Hambok from Sanu Resources.

A major reinterpretation of the geological model for Bisha was undertaken in 2013, which resulted in a reinterpretation of the supergene and primary zones.  With additional reverse circulation drilling (RC drilling) in 2014, these zones have been further refined.

Bulk density values for the Bisha Main deposit are assigned on the basis of rock type and oxidation state, as defined by the interpreted geological wireframes. The values are based on a combination of:

  bulk densities from the previous resource estimate;
  some generic values for waste rock in typical weathering profiles in felsic sediments at upper greenschist facies; and
  bulk density values from in-situ measurements in use at the mine, derived over the last year.

For Harena, there was sufficient representivity and quantity of density sampling to allow for estimation of this variable in the block modelling, which was by Ordinary Kriging.

For all deposits, the estimation process involved the creation of 3D geological and mineralization shapes in cross section, flagging of database, compositing of samples, exploratory data analysis including variography, and Kriging neighbourhood analysis.

For Bisha, estimation was by Ordinary Kriging of copper, zinc, lead, arsenic, gold and silver elements in all mineralized domains. Each domain was separately estimated using the unique set of composite samples associated with that domain. For Harena, the main domains were estimated by a single indicator weighted Kriging method.

Visual and statistical validation of the copper, zinc, lead, gold, and silver grade estimates for Bisha demonstrate reasonably robust model outcomes. All key comparisons were satisfactory. Some smoothing of grade was apparent but as expected using Ordinary Kriging as the interpolation method.

The mineral resource for all deposits is a global estimate representing a reliable estimate of the total contained metal, but the current block estimates are likely to vary as compared with the actual grade/tonnage distribution that will be achieved during selective mining and over short production periods.

The mineralization at each deposit has been sufficiently drilled and sampled to allow classification as a combination of Measured, Indicated or Inferred Mineral Resource in accordance with the current CIM Definition Standards for Mineral Resources and Mineral Reserves. The classification employed reflects a practical combination of both geological knowledge and estimation quality parameters that may be more numerical in nature. This approach to classification aims to avoid creating a complex classification system.

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Reasonable prospects for economic extraction were made by applying an NSR-based cutoff to blocks within a constraining optimized pit shell using Lerchs-Grossmann optimization.

The assumed long-term metal prices used for the optimization work as applied to Mineral Resources are shown in the footnotes of the mineral resource tables below. These metal prices are approximately 15% higher than those used in the estimation of Mineral Reserves.

The NSR calculation and pit optimization process considers many of the parameters used in the mineral reserve estimation, as these parameters are well established within the working mine. These parameters include commodity price, budget costs for production and processing, process recoveries, concentrate grade, selling costs, and other ore-based costs. The optimization process also uses the current geotechnical model for the pit design.

For the Bisha and Harena deposits, mineralization below the pit shell described above was studied for potential for underground mining. A high-level study in 2013 concluded that an appropriate underground mining cost per tonne would be $60/t. The mineralization was then analyzed for contiguous blocks with NSR values exceeding $100/t. A shape of sufficient tonnage and value was identified, and this tonnage is included in the Inferred Resource category given in the Mineral Resource statement.

The following tables are based on the December 31, 2014 mineral resource statement, as certified by the identified QPs as of the effective dates indicated. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral Resources reported here for Bisha and Harena are inclusive of Mineral Reserves.

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Table 1.1 Mineral Resource Estimate (Combined Bisha, Harena, Northwest and Hambok)
Matt Bampton, MAusIMM, MAIG (Cube Consulting) and Paul Gribble, C. Eng, Effective Date: December 31, 2014

Measured						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Supergene Phase	1,420	4.50		0.6	23	141,000		30	1,060
Primary Phase
Total Measured	1,420					141,000		30	1,060

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	200			7.8	3			50	20
Supergene Phase	3,560	2.58		0.5	17	202,150		60	1,970
Primary Phase	34,610	1.07	4.48	0.5	35	816,390	3,419,490	610	38,770
Total Indicated	38,370					1,018,540	3,419,490	720	40,760

Measured and Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	200			7.8	3			50	20
Supergene Phase	4,980	3.13		0.6	19	343,150		90	3,030
Primary Phase	34,610	1.07	4.48	0.5	35	816,390	3,419,490	610	38,770
Total Meas & Ind	39,790					1,159,540	3,419,490	750	41,820

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	1,120			3.9	21			141	760
Supergene Phase	1,200	1.1		0.3	3	29,000		10	100
Primary Phase	8,402	1.1	4.1	0.6	38	208,430	757,410	160	10,210
Total Inferred	10,722					237,430	757,410	311	11,070

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Table 1.2 Bisha Mineral Resource Estimate
Matt Bampton, MAusIMM, MAIG (Cube Consulting), Effective Date: December 31, 2014

Measured						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Supergene Phase	1,420	4.50		0.6	23	141,000		30	1,060
Primary Phase
Total Measured	1,420	4.50		0.6	23	141,000		30	1,060

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	180			9.2				50
Supergene Phase	2,540	3.01		0.6	20	169,000		50	1,640
Primary Phase	22,000	1.09	5.79	0.7	46	528,000	2,810,000	500	32,690
Total Indicated	24,720					697,000	2,810,000	600	34,330

Measured and Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	180			9.2				50
Supergene Phase	3,960	3.55		0.6	21	310,000		80	2,700
Primary Phase	22,000	1.09	5.79	0.7	46	528,000	2,810,000	500	32,690
Total Meas & Ind	26,140					838,000	2,810,000	630	35,390

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	500			5.1	23			80	360
Supergene Phase	1,100	1.1			1	27,000			30
Primary Phase	1,900	1.0	5.4	0.5	38	44,000	226,000	30	2,340
Total Inferred	3,500					71,000	226,000	110	2,730

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Table 1.3 Harena Mineral Resource Estimate
Matt Bampton, MAusIMM, MAIG (Cube Consulting), Effective Date: December 31, 2014

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	20			2.5	25		0		20
Primary Phase	3,220	0.82	3.77	0.5	27	58,000	268,000	50	2,770
Total Indicated	3,240					58,000	268,000	50	2,790

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	100			4.2	33	0	0	10	90
Primary Phase	6,400	1.1	3.7	0.6	38	162,000	529,000	120	7,810
Total Inferred	6,500					162,000	529,000	130	7,900

Table 1.4 Northwest Mineral Resource Estimate
Paul Gribble, C. Eng, Effective Date: December 31, 2014

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Supergene Phase	1,020	1.47		0.2	10	33,150		10	330
Primary Phase	2,530	1.04	1.08	0.3	13	58,020	60,250	20	1,050
Total Indicated	3,550					91,170	60,250	30	1,380

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	500			3.7	18			50	300
Supergene Phase	100	0.8		3.7	19	2,000		10	70
Primary Phase	100	0.9	0.9	2.9	15	2,400	2,400	10	60
Total Inferred	700					4,400	2,400	70	430

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Table 1.5 Hambok Mineral Resource Estimate
Paul Gribble, C. Eng, Effective Date: December 31, 2014

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Primary Phase	6,860	1.14	1.86	0.2	10	172,370	281,240	40	2,260
Total Indicated	6,860					172,370	281,240	40	2,260

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	20			1.5	17			1	10
Primary Phase	2	0.9	0.2	0.2	8	30	10	0	0
Total Indicated	22					30	10	1	10

Notes to be read in conjunction with the Resource tables above:

(1)	Mineral Resources are defined within an optimal Lerchs-Grossman (LG) Pit Shell, generated using metal prices for copper, zinc, gold and silver of $3.35/lb, $1.15/lb, $1,335/oz and $21/oz respectively using blocks of all Resource categories. Overall pit slopes varied from 31 degrees to 44 degrees for Bisha, 29 degrees to 35.5 degrees for Harena, from 39 to 45 for Northwest and 40 overall for Hambok (preliminary assessment). NSR cut-off ($US/t) used were:
a.	Bisha: $40.55 for Oxide Phase; $39.55 for Supergene and Primary Phase.
b.	Harena: $42.71 for Oxide Phase and $41.71 for Primary Phase.
c.	Northwest: $40.70 for Oxide Phase, $39.70 for Supergene and Primary Phase.
d.	Hambok: $44.45 for Oxide Phase and $43.45 for Primary Phase.

(2)	NSR values were calculated for each block using all resource categories, metal prices, recoveries, appropriate smelter terms and downstream costs. Metallurgical recoveries, supported by metallurgical test work, were applied as follows:
a.	Bisha oxide zone: recoveries of 88% and 22% were applied for gold and silver respectively.
b.	Harena oxide zone: a recovery of 75% was applied for gold.
c.	c. Bisha Supergene zone: recoveries of 85%, 54% and 74% were applied for copper, gold and silver respectively.
d.	Bisha Primary zone: recoveries to copper concentrate of 85%, 36% and 29% were applied for copper, gold and silver respectively. Recoveries to zinc concentrate of 83.5%, 9% and 20% were applied for zinc, gold and silver respectively.
e.	Harena primary zone: recoveries to copper concentrate of 85%, 36% and 29% were applied for copper, gold and silver respectively. A zinc recovery to zinc concentrate of 72% was applied.
f.	Northwest oxide zone: recoveries of 88% and 22% were applied to gold and silver respectively.
g.	Northwest Supergene zone: recoveries of 87%, 46% and 50% were applied for copper, gold and silver respectively. Zinc has not been assigned a recovery as the values are isolated on the fringes of the deposit.
h.	Northwest Primary zone: recoveries to copper concentrate of 87%, 36% and 29% were applied for copper, gold and silver respectively. Recoveries to zinc concentrate of 81%, 36% and 29% were applied for zinc, gold and silver respectively.
i.	Hambok oxide zone: recoveries of 88% and 22% were applied to gold and silver respectively.
j.	Hambok: recoveries to copper concentrate of 88%, 87%, 36% and 29% were applied for copper, zinc, gold and silver respectively. Preliminary metallurgical characterization studies, but not full testing have been completed for Hambok.

(3)	Mineral Resources are reported within the pit shell generated using the specified commodity prices, using NSR block grade cut-off derived as above. Tonnage is rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places for copper and zinc, one decimal place for gold and zero decimal places for silver. Tonnages and grades for the Inferred category are further rounded reflecting the uncertainty that attaches to this category. Contained metal for copper and zinc are rounded to the nearest million pounds for Bisha and Harena.

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(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

(5)	Tonnage and grade measurements are in metrics units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.

(6)	Stockpile tonnages are included in the total given in the tables for Bisha and Harena, with their resource category generally reflecting the underlying resource category from which they were derived.

(7)	Both the Bisha and Harena Primary Inferred Resources include an Underground Resource. These were derived by defining a shape around contiguous blocks outside the optimized resource pit shell, where an overall NSR of $100 was achieved. The value of NSR $100 represents the processing cost plus approximately $60/t mining cost.

(8)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves

The Proven and Probable Mineral Reserves at the operation have been classified in accordance with the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral Reserves are defined within a mine plan, with open pit phase designs guided by Lerchs-Grossmann optimized pit shells, generated using long-term metal prices for copper, zinc, gold and silver of $2.90/pound, $1.00/pound, $1,160/ounce, and $18.50/ounce respectively. As of February 2015, the copper, gold and silver prices used are below the three-year trailing prices ($3.33/lb, $1,448/oz and $24.45/oz, respectively). The zinc price used is above the three-year trailing price of $0.92/lb, based on consensus market forecasting. Spot market prices for copper, zinc and silver are somewhat lower than what was used. From the start of the resource and reserve estimation process in December 2014, copper and zinc prices fell from $2.91/lb and $1.00/lb respectively to $2.61/lb and $0.97/lb by mid-February. The pricing used for gold though remains lower than spot market pricing ($1,233/oz).

Apart from mine depletion during 2014, the Company identified a further 30 million pounds of copper and 300 million pounds of zinc in mineral reserves. The Bisha supergene reserve, inclusive of stockpiles, decreased by 3.9 million tonnes, which included 295 million pounds of copper. Of this reduction, approximately 1.8 million tonnes and 230 million pounds of copper was due to mine depletion. The remaining reduction of 2.1 million tonnes and 65 million pounds of copper came from reclassification of supergene to primary ore, removal of the hanging wall copper ore pending further metallurgical testwork, pyrite sand displacement and elevated operating costs. Conversely, this reclassification and a deepening of the Bisha Main pit, lead in part to the Bisha primary reserve increasing by 1.7 million tonnes including an increase of 91 million pounds of copper and 270 million pounds of zinc. The Harena primary reserve increased by 0.3 million tonnes including 8 million pounds of copper and 26 million pounds of zinc.

The NSR Cut-Offs (per tonne) are: oxide zone $41.58 for Bisha and $44.51 for Harena; supergene zone $45.69 for Bisha; and primary zone $38.19 for Bisha, and $41.12 for Harena.

Pit slope design criteria reflect no change from the previous reserves estimate with overall pit slopes varied from 31.0° to 44° for Bisha, and from 29° to 35.5° for Harena.  Revenue will be generated from the sale of copper concentrates (which contain payable co-products of gold and silver) during the supergene ore phase, and both copper and zinc concentrates during the primary ore phase of the operation. Small quantities of oxides remaining within the pits and stockpiles will be processed at the end of the mine life through the currently inactive carbon in leach circuit, producing doré with payable gold and silver. To capture the multi-rock ore types, variable recoveries by rock type, and multi-element complexity, NSR values were calculated for block valuation.

The NSR grade determination considers the recoveries, concentrate grades, and penalties (where applicable) for each rock type, and applies the metal prices as noted above and various cost parameters, resulting in a net value per tonne of ore, inclusive of all costs outside the mine gate.  Only Measured and Indicated Mineral Resources were considered for processing.  Inferred Mineral Resources were treated as waste.

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The waste and ore-based costs applied for pit optimization and mine planning were based on 2015 budget costs developed by BMSC.  The mining cost (inclusive of loading, hauling and support including maintenance) was $2.91 per tonne, plus an appropriate incremental haulage cost per bench.  The total ore-based costs for Bisha (ore control, geology, lab services, process, G&A and stockpile re-handle) totaled $45.69 per tonne for supergene and $38.19 for primary ores.  For Harena, the ore-based costs include an additional $2.93/t for overland ore haulage.

Because the mineralization-waste delineation was performed using an NSR block value, net of downstream costs, the total ore-based cost represents the marginal break-even cut-off grade for pit optimization and mine planning purposes.

The Mineral Resource estimates for Bisha and Harena are undiluted. A 1.5 metre dilution skin was added at the time of ore and waste delineation for mine planning purposes (i.e., as a part of the Mineral Reserves process). No mining loss adjustments were made.

Factors that may affect the Mineral Reserve estimates include dilution; metal prices; smelter, refining, and shipping terms; metallurgical recoveries and geotechnical characteristics of the rock mass; operating cost estimates; and effectiveness of surface and groundwater management.

The QPs who prepared this information, are of the opinion that these potential modifying factors have been adequately accounted for using the assumptions in this report, and therefore the Mineral Resources within the mine plan may be converted to Mineral Reserves. Factors that may affect the assumptions in this report are:

  Commodity price and exchange rate assumptions.
  Ensuring marketability of concentrates in particular the copper concentrate during the supergene phase will require careful ore control and blending to minimize smelter penalties, as has been successfully done since mid-2013.
  Mill throughput of the identified ore types may prove to be higher or lower than modelled.  If certain rock types or delivered blends of rock types have lower throughputs than currently modelled, this would increase the processing cost, which would in turn increase the mill cut-off grade.  If all other variables are held constant, this would tend to reduce the tonnage of the Mineral Reserve and the amount of contained metal.  If throughput reductions are significant, this could reduce the size of the economic pit limits, further reducing the Mineral Reserve.  Furthermore, a reduction in throughput would delay cash flow, resulting in a negative impact on economics.
  Effective surface and groundwater management are important to the safety and productivity of the mining operation.  If the currently planned water management methods prove to be ineffective, additional dewatering wells and/or sumps and pump systems may be required, which would add to the capital and operating costs, resulting in a negative impact on economics and a potential reduction in the Mineral Reserves.

The summary of the Mineral Reserves is shown in the following tables. The Company has done no re-estimates.

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Table 2.1 Mineral Reserve Estimate (Combined Bisha and Harena)
Anoush Ebrahimi P.Eng, Ph.D., Effective Date December 31, 2014

Proven						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Supergene	1,350	4.46	0.08	0.6	26	132,840	0	27	1,145
Total	1,350					132,840	0	27	1,145

Probable						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide	199			8.5	206			54	1,320
Supergene	2,184	3.20		0.6	21	154,020		41	1,459
Primary	21,572	1.08	5.66	0.7	45	512,630	2,689,800	464	31,173
Total	23,956					666,660	2,689,800	559	33,952

Total Reserve (P&P)						Contained Metal
Oxide	199			8.5	206			55	1,320
Supergene	3,535	3.68	0.03	0.6	23	286,860	0	68	2,604
Primary	21,572	1.08	5.66	0.7	45	512,640	2,689,800	464	31,173
Total	25,306					799,490	2,689,800	587	35,097

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Table 2.2 Bisha Mineral Reserve Estimate
Anoush Ebrahimi P.Eng, Ph.D., Effective Date December 31, 2014

Proven						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Supergene	1,350	4.46		0.6	26	132,840		27	1,145
Subtotal	1,350					132,840		27	1,150

Probable						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide	180			9.2	227			53	1,303
Supergene	2,184	3.20		0.6	31	154,020		41	1,459
Primary	20,115	1.10	5.80	0.7	46	488,430	2,571,820	440	29,918
Subtotal	22,478					642,450	2,571,820	534	32,680

Total Reserve (P&P)						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide	179			9.2	227			53	1,303
Supergene	3,535	3.68		0.6	23	286,860		68	2,604
Primary	20,115	1.10	5.80	0.7	46	488,430	2,571,820	440	29,918
Subtotal	23,828					775,290	2,571,820	561	33,825

Table 2.3 Harena Mineral Reserve Estimate
Anoush Ebrahimi P.Eng, Ph.D., Effective Date December 31, 2014

Probable						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide	21			2.5	26			2	17
Primary	1,457	0.75	3.67	0.5	27	24,200	117,980	24	1,255
Subtotal	1,477					24,200	117,980	26	1,272

Notes to be read in conjunction with the Reserve tables above:

(1)	NSR Cut-Off ($US/t): Oxide Phase $41.58 for Bisha and $44.51 for Harena: Supergene Phase $45.69 for Bisha and Primary Phase $38.19 for Bisha and $41.12 for Harena. Mineral Reserves are defined within a mine plan, with phase designs guided by Lerch-Grossman (LG) Pit Shells, generated using metal prices for copper, zinc, gold and silver of $2.90/lb, $1.00/lb, $1,160.00/oz, $18.50/oz respectively. The mining cost was $2.91/t, plus $0.014/t/5 m bench for ore and waste below reference elevations of 560 masl and 600 masl for Bisha and Harena respectively. The total ore-based cost (process, G&A, stockpile and rehandle) is 41.58/t for oxide, $45.69/t for supergene and $38.19/t primary ores. Harena ore-based costs include an additional $2.93/t overland ore haulage cost. Overall pit slopes varied from 31 degrees to 44 degrees for Bisha and from 29 degrees to 35.5 degrees for Harena.

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(2)	Economic values for the multi-metal, multi zones were modelled using Net Smelter Return values. Each block NSR value was calculated using diluted grades, metal prices, recoveries and appropriate smelter terms and downstream costs. Metallurgical recoveries, supported by metallurgical test work, were applied as follows:
a.	Bisha oxide zone: recoveries of 88% and 22% were applied for gold and silver respectively.
b.	Harena oxide zone: a recovery of 75% was applied for gold.
c.	Bisha Supergene zone: recoveries of 85%, 54% and 74% were applied for copper, gold and silver respectively. Zinc has not been assigned a recovery, as most of the supergene zone will be processed prior to start-up of the zinc flotation plant. An arsenic recovery of 60% was applied for smelter penalty inclusion in the NSR calculation and cash flow analysis.
d.	Bisha Transition zone has applied the same metallurgical parameters as Bisha supergene phase.
e.	Bisha Primary zone: recoveries to copper concentrate of 85%, 36% and 29% were applied for copper, gold and silver respectively. A zinc recovery to zinc concentrate of 83.5% was applied.
f.	Harena primary zone: recoveries to copper concentrate of 85%, 36% and 29% were applied for copper, gold and silver respectively. A zinc recovery to zinc concentrate of 72% was applied.

(3)	Mineral Reserves are reported within Bisha and Harena ultimate pit designs, using NSR block grade, where the marginal cut-off is the total ore based cost stated above. Tonnages are rounded to the nearest 1,000 tonnes. Grades of copper and zinc are rounded to two decimal places. Grades of gold and silver are rounded to one decimal place.

(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

(5)	Tonnage and grade measurements are in metrics units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.

(6)	The life of mine strip ratios (by weight) for Bisha and Harena are 7.02:1 and 4.85:1 respectively.

(7)	The Bisha oxide Probable Mineral Reserves, which include pyrite sand and uncrushed DSO Reserves, are 180 kt at 9.2 g/t Au in stockpile as of 31 Dec 2014.

(8)	The Bisha supergene Proven Mineral Reserves are inclusive of 100 kt at 11.27% Cu in stockpile as of 31 Dec 2014.

(9)	The Bisha primary Probable Mineral Reserves are inclusive of 138 kt at 3.57% Zn in stockpile as of 31 Dec 2014.

(10)	1.5 m "skin" of dilution is applied at ore/waste contacts.

(11)	No mining losses adjustments are made.

(12)	The end of December 2014 topography was used for this calculation.

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Mining Operations

The table below highlights the three -year key mine and process metrics at Bisha.

Table 3.1 Key Production Highlights – 3 Year History

	2014	2013	2012
Oxide ore mined, tonnes	225,000	1,187,000	1,591,000
Supergene ore mined, tonnes	1,936,000	805,000	-
Primary ore mined, tonnes	121,000	-	-
Waste mined, tonnes	12,277,000	9,038,000	8,677,000
Strip ratio, (using tonnes)	5.4	4.5	5.5
Copper phase prestrip, tonnes	-	-	1,220,000

Processing – copper:
Tonnes milled	1,789,000	767,000	-
Copper feed grade, %	5.9	3.9	-
Recovery, % of copper	85.0	73.5	-
Copper in concentrate produced, millions pounds	196.0	48.0	-

Processing – gold:
Tonnes milled	-	887,000	1,807,000
Gold grade (g/t)	-	3.4	6.2
Recovery, % of gold	-	79	86
Gold in doré, ounces produced	-	92,000	313,000

The ultimate Bisha Main pit is planned to be approximately 1.5 kilometres long and 1.0 kilometre wide.  The slope heights will range from 160 metres to 290 metres.

Open pit slope design recommendations have been provided for each design sector in each geotechnical domain.  Design sectors are defined by the average azimuth of the anticipated wall orientations, based on geological structural controls on slope stability.  Geotechnical domains result from the combination of structural domains and geotechnical units, resulting in nine distinct geotechnical domains with the recommended inter-ramp angles varying from 31° to 46°, depending on the design sector and geotechnical domain. All of the slope designs assume that controlled blasting will be undertaken for the final walls of the pit.

Depressurization of the open pit slopes is required to achieve the open pit slope designs, as the pre-development water table is approximately 15 metres below ground surface.  Therefore a combination of vertical wells and in-pit sumps (as is the present practice) in use with horizontal drains are to be installed to dewater the open pit and depressurize the slopes.

The Bisha and Harena deposits are being mined by conventional truck and shovel open pit mining methods.  The Bisha pit consists of nine individual pit phases, where the first three phases targeted oxide ore production, the second three target supergene ore production, and the final three phases will target primary ore production.  The oxide pit phases have now been exhausted, and Phases 4, 5, and 6 are currently providing supergene ore.  Stripping for the primary mineralization started in Phase 8 in late 2013 and Phase 9 in 2014.

The Harena pit features two pit phases, one targeting oxide production (which was mainly completed in 2013 with some remnant material remaining), and the final phase targeting primary production to be active in 2021 for waste stripping with ore extraction scheduled commencing 2023.  The Harena pit is currently inactive for mining but additional exploration drilling was completed during 2014 and additional work is planned.

Although the initial oxide production phase of the operation is complete, small quantities of oxide mineralization remain in-situ within some of the pit phases and in previously mined stockpiles.  These materials will be processed at the end of the primary phase of the operation.

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The open pit designs for Bisha Main include double lane ramp design widths of 24 metres, based on three and one half times the width of the Cat 775 truck, ramp gradient of 10 percent, and smoothing of walls in areas where convex “noses” could cause geotechnical issues.

The mine plan for the current December 31, 2014 mineral reserves was developed using an average throughput of 2.4 million tonnes per annum for all materials. Descent rates in the pit were limited to 50 vertical metres per year.  Drilling and blasting will be performed on 5 metre benches in ore and waste ranging between 5 and 10 metres.  The mine is scheduled to work 360 days a year, with five days allowed for delays due to weather disruptions.  The plant is scheduled to operate 365 days a year.

The mine delivers ore to the ROM pad, where it is sorted into several different short-term stockpiles.  This ore is then reclaimed by a front-end loader to the dump pocket, following a blending plan that is provided daily and modified as required based on process plant performance.  Longer-term stockpiling of non-oxide material has been minimized to limit oxidization.

Bisha has three different types of mineralization – oxide, supergene, and primary – each requiring a specific process flow sheet.  The plan in the Bisha Feasibility Study to mine and process each zone in succession starting with the top oxide zone (now ceased), is still being followed.  The oxide plant facilities included a primary jaw crusher, a single SAG followed by single ball grinding mills, cyanide leach/carbon in leach circuit, cyanide destruction circuit, refinery to produce doré bullion, tailings thickener, tailings discharge system, and the necessary reagent, water, and air systems. Additional process equipment as part of the copper flotation plant to treat the supergene mineralization was commissioned by mid-2013 and installed downstream of the crushing and grinding “front end” part of the carbon-in-leach plant which treated the oxide ore.  This equipment consists of flotation cells for copper roughing and cleaning duties, regrind mills for size reduction of rougher concentrate, copper concentrate thickener and pressure filters, a copper concentrate load-out building, copper flotation reagent systems, flotation air blowers, and pressure filter air compressors.  A near identical duplicate of this copper flotation circuit is being constructed downstream for the upcoming zinc flotation circuit, to be commissioned in mid-2016.

Due to the sub-horizontal and undulating contact between the supergene and primary mineralized materials, there will be a multi-year period where both supergene and primary materials are mined.  During this overlap period, both supergene and primary ores will be treated in campaigns of appropriate durations. Some stockpiling of supergene and primary mineralization types has and will continue to occur.  The effect of any possible sulphide mineral oxidation on flotation performance is minimized by management practices currently used in the base metal sulphide sector, such as reduced wetting of broken ore.

The current life of mine plan starts from the December 2014 end-of-month surveyed surface.  Over the remaining LOM, it is expected that 170 million tonnes of waste rock will be produced from the Bisha Main and Harena pits and placed in two waste rock facilities to the east and southeast of the Bisha Main open pit, as well as in a backfill dump located in the north end of the ultimate Bisha Main pit.  The east waste rock facility nominally covers 80 hectares, and the southeast waste rock facility nominally covers 90 hectares.  An operational scheduling plan has been prepared for placement of the rock within the dumps that allows potential acid rock drainage issues to be appropriately managed during operations and closure.

Metallurgical Test Work and Process Plant Design

The Bisha Property mineral resource contains three ore types: a gold and silver bearing oxide cap, underlain by a more complex secondary copper mineralized supergene ore, which is in turn underlain by primary copper-zinc ore where chalcopyrite (copper) and sphalerite (zinc) are the main economic minerals.

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The metallurgical performances of the three ore types corresponding with metallurgical test data completed in 2013 and 2014 coupled with actual observed behaviour in 2014 are summarized in the table below.

Table 3.2: Expected Metallurgical Performance of the Three Ore Types
	%Au Recovery	%Ag Recovery	%Cu Grade	%Cu Recovery	%Zn Grade	%Zn Recovery
Bullion from Bisha Oxide Ore	88	22	-	-	-	-
Bullion from Harena Oxide Ore	75	n/a	-	-	-	-
Cu Concentrate from Bisha Supergene Ore	54	74	26-28	85	-	-
Cu Concentrate from Bisha Primary Ore	36	29	25.5	85	-	-
Zn Concentrate from Bisha Primary Ore	-	-	-	-	55	83.5
Cu Concentrate from Harena Primary Ore	36	29	25.5	85	-	-
Zn Concentrate from Harena Primary Ore	-	-	-	-	52	72

The oxide, supergene and primary ores require different processing techniques and equipment.  Oxide ore processing ceased in Q2 2013 whereupon supergene ore commenced. The current plan is to mine the remaining two zones (supergene zone at Bisha Main and the primary zones at Bisha Main and Harena) in succession with some minor overlap of supergene and primary ore. This is pending further reviews to economically optimize the mine production schedule. When the supergene ore availability diminishes, which is anticipated commencing in H1 2016, the current flotation plant treating supergene ore will have been suitably modified to accept its first primary copper-zinc ore.

The additional equipment to be installed (currently well-progressed) will include zinc roughing and cleaner flotation sections, zinc rougher concentrate regrinding, zinc concentrate thickener and pressure filters, a zinc concentrate load-out facility, zinc flotation reagents system, and additional flotation air blowers. This will allow a manageable transition from processing the supergene ore to primary copper-zinc ore. There will be some transition period where campaign treatment of both ore types may be required. While anticipated production will not be affected, there will be some fluctuation in concentrate grades.  However, no interruption to production is anticipated, as campaign processing of different ore types is an established practice in the treatment of base metals sulphide ores.

In 2013, 89,800 dry metric tonnes (DMT) of concentrate was produced with the copper grade of 24.3% containing 21,800 tonnes of copper. In 2014, 337,500 DMT of concentrate was produced with the copper grade of 26.3% containing 88,900 tonnes of copper. Average copper recovery in 2014 was 85%.  Approximately 108,000 tonnes of copper concentrate per year on average will be produced in 2015 to 2025 due to lower copper grades due to a decreasing grade profile with depth in the supergene and due to the lower copper grade in the primary ore.  Approximately 175,000 tonnes of zinc concentrate per year on average will be produced from 2016 to 2025. The average copper grade in the primary ore is 1.1% compared to 3.7% in the remaining supergene ore. The average zinc grade in the primary ore is 5.5%.

Concentrate is loaded from the dewatered mine site stockpile, sealed in special shipping containers and transported to the existing container port of Massawa on the Red Sea by truck. The concentrate is exported using a proven system with industry leading environmental controls. The sealed containers are stockpiled in Massawa at the container port facilities while waiting for ship arrival. The mobile crane system then lifts the containers with a specialised 360-degree rotating spreader (termed a Rotainer system) and discharges the concentrate from the containers into bulk vessels. The empty containers are returned to the Bisha Mine for re-loading. The bulk vessels deliver the concentrate to copper smelters worldwide.

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Mine Waste and Water Management

Waste rock from the Bisha open pit is being placed in two separate waste rock dumps, non-acid generating (NAG) and potentially acid generating (PAG). The decision on where to place future waste rock excavated during pit stripping is based upon waste rock characterization laboratory work. Waste rock characterization at Harena has indicated there is no potential acid generating for the oxide zone and consequently no requirement for drainage and sump systems. Waste rock dump locations are determined taking into account the level of environmental impact, optimizing mining operations, and permit expansion of mining areas based on further exploration programs. The Bisha PAG waste rock dump has been designed with a compacted low permeable soil base layer, drainage and seepage collection system, and sumps to facilitate re-use of any seepage in the process plant should it occur. Design criteria at both pits allows for gravity drainage to the open pits on closure.

Tailings generated from the processes are pumped to the tails management facility (TMF) situated to the north of the process plant. Site selection of the TMF was based on storage characteristics of the basin and natural topography, extent of environmental impact and embankment construction requirements. The TMF is lined with an impermeable HDPE liner to reduce any potential impact to groundwater aquifer and/or downstream users. Tailings deposited since commissioning is approximately 6.6 million tonnes (4.5 million tonnes from the oxide zone and 2.1 million tonnes from the supergene zone). A return water methodology of operation ensures re-use of this valuable resource as far as practicable but further work is being undertaken in 2015 to further improve TMF return water rates. A vigorous cyanide-monitoring program is in place to ensure compliance with International Cyanide Management Code requirements. As the gold phase was complete in the middle of 2013 (and hence no longer using cyanide), and a subsequent lift completed to the tails facility in mid-2014, cyanide in the TMF has all dissipated through natural solar destruction and is no longer a concern. The first 3-metre lift of the existing TMF was completed in April 2014 and there is currently 4.6 meters of freeboard remaining. Natural acid generation from the sulphides of the supergene zone is a new issue and steps are in place to mitigate this influence on the environment.

Surface water flow in the project area is non-existent for much of the year; however, river and stream flow can be significant during precipitation events.  Three separate diversions in the Ferektatet River ensure that storm water is directed away from operations to both the east (Shatera River) and the west (Mogoraib). Groundwater is the main water source for the process plant, the volume of which is reduced by a zero discharge policy, judicious re-use of poor quality pit sump water and maximum use of dewatering well waters.

Socioeconomic and Environmental Assessment and Approval

The environmental assessment phase of Bisha Mine commenced with baseline studies in 2004. The Eritrean Ministry of Energy and Mines approved the Terms of Reference for the SEIA project in March, 2006 and the SEIA was completed in December, 2006. During 2009 the Company completed an update report which augmented the 2006 SEIA and addressed the revisions to the configuration of the project that had occurred since the Bisha Feasibility Study. The project SEMPs were extended to capture the additional details of the project resulting from the advancement of engineering and development and to ensure full compliance with the Eritrean National Standards, and the IFC Performance Standards as applied to the Equator Principles. The Company continues to consult and work closely with government ministries on matters pertaining to social and environmental aspects and will continue to do so through the LOM. There have been no material adverse social or environmental impacts identified.

The Company adopted the IFC Performance Standards and developed its management plans accordingly.  The plans have been subject to review by the host country, as well as part of an extensive due diligence by international bankers who at one time were considered for funding.  The social and environmental plans have been implemented and have subsequently been audited by an independent third party. Staff training and engagement with local authorities, as well as significant employment from both local and other in-country sources are key elements of the Company’s social and environmental management.  Department heads for both human resources and environment are experienced professionals with a solid understanding of local requirements as well as IFC Performance Standards.  The Company continues to place significant emphasis on all social and environmental impacts of its operations.

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SEMPs are in place and serve to assist the Company in achieving compliance of the operation to both Eritrean legislation and where this is not available, to international best practice or standards. An in-house review and update of the SEMPs was conducted during 2012 based on comments received by the Impact Review Committee. An independent review and update of the SEMP was completed in Q2 2013 and has addressed the updated roles and responsibilities in the SEMP. Internally, policies and statements of intent have been developed with respect to environmental policy, water conservation, energy conservation, cyanide management and materials management. These policies will be augmented with training, awareness and toolbox talks, with the goal of implementing these policies throughout the workforce. An extensive environmental monitoring program which includes air quality (ambient and operational dust and emissions), noise (ambient and operational), water qualities and quantities, natural resources (soils, wildlife, livestock, erosion, ecology, and botanical) measure the effectiveness of the proposed mitigation actions in the environmental management plans. The conceptual closure plan of 2009 has been updated to include the new operations at the Harena deposit.

The Company continues to consult and work closely with government ministries through the submission of annual and quarterly reports and quarterly inspections by the Impact Review Committee and will continue to do so throughout the LOM.  There have been no adverse social or environmental incidents since the commencement of commercial operations.

Other Expansion Plans

BMSC has advanced its zinc expansion project through 2014, with a target start-up scheduled in H1 2016. An increased Owner’s team was assembled and portions of the engineering and procurement were sourced to Outotec, Xstrata technology (Glencore) and SENET. As at December 31, 2014, $51.4 million of the budget has been awarded to contractors, of which $16.3 million has been incurred and a further $23.3 million committed. The civil contractor, SEGEN, completed nearly all their required work with the only outstanding civil works around the ISAMill™ area foundations. The structural, mechanical, plate work and piping (smpp) contractor is set to commence with the steel erection on site beginning in Q1 2015. The expected completion date of the zinc flotation circuit including commissioning is mid-2016.

Exploration and Development

A further $10 million in exploration investment is planned for 2015.  Key 2015 exploration objectives, which will be prioritized on a success basis for additional work include:

  Expanding and upgrading the resource at Harena through drilling and down-hole geophysics;
  Drilling high priority targets at depth and on strike from Bisha Main; and
  Continued testing of high priority greenfield targets on the Mogoraib River exploration licence.

We expect to drill in excess of 25,000 metres during the year 2015..

The major development work will be the completion of the primary metallurgical test work to assist with confirmation of design of the primary flotation circuit and continued progress with the engineering design, procurement and construction of the plant due for completion mid-2016.

The Company has considerable additional value held in stockpiles that has yet to be monetized.  The Company has already encountered some primary zone material which has been stockpiled for the primary phase.  There are three other distinct types of stockpiled material.

As at December 31, 2014, there are approximately 6,500 tonnes of precious metals concentrate containing an estimated 7,000 ounces of gold with high silver content that will be monetized via a combination of direct sales and blending with copper concentrate beginning in Q2 2015. A blending facility was purchased for minimal capital during 2014 to ensure we maximize the value of this asset.

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As at December 31, 2014, there are approximately 400,000 tonnes of pyrite sand material containing over 60,000 ounces of gold with significant silver content and 130,000 tonnes of oxide ore at over 5 g/t containing over 20,000 ounces of gold. For these remaining types of stockpiled material, the Company is finalizing alternative methods to monetize these assets. Once a final decision has been made, we will provide guidance on the estimated additional value that can be extracted and the timing of the monetization. With lower trucking needs expected in 2015 and the existence of the blending plant, we believe the value is material and could be monetized within the next 18 months.

Risk Factors

Risks and risk factors relating to the Company and its business are attached to this AIF as “Schedule B” in addition to other financial risks which are set out in the Company’s MD&A for the fiscal year ended December 31, 2014, all of which are hereby incorporated by reference.

DIVIDENDS

NRL declared its first cash dividend of $0.03 per common share on May 18, 2011. The second dividend was declared on November 21, 2011 for $0.05 per common share, giving shareholders an accumulated annual dividend of $0.08 per common share for a total declared dividend of $15.9 million.

In 2012 NRL declared two cash dividends of $0.05 per common share ($0.10 per common share annually) on May 15, 2012 and November 15, 2012 for a total declared dividend of $19.9 million.

In 2013 NRL declared two cash dividends of $0.07 per common share ($0.14 per common share annually) on May 15, 2013 and November 14, 2013 for a total declared dividend of $27.9 million.

In 2014 NRL declared a cash dividend of $0.04 per common share in the fourth quarter, payable on January 15, 2015, an increase of 14% from the cash dividends declared in the first three quarters of 2014 of $0.035 per common share quarterly which were paid to shareholders on April 15, 2014, July 15, 2014, October 15, 2014, and January 15, 2015, respectively for a total declared dividend of $28.9 million.

DESCRIPTION OF CAPITAL STRUCTURE

NRL has authorized capital of an unlimited number of common shares without par value of which 199,657,802 are issued and outstanding at the date of this AIF.  All shares in the capital of Nevsun are of the same class.  The holders of common shares are entitled to dividends, if, as and when declared by the Board, to one vote per common share at meetings of the shareholders and, upon liquidation, to share equally in such assets of NRL as are distributable to the holders of common shares.

NRL also has stock options outstanding in accordance with its former stock option plan that expired on April 27, 2012 (the “Former Plan”) and its new stock option plan which was approved by shareholders on September 5, 2012 (the “Current Plan”).  The ability to grant options under the Former Plan expired on April 27, 2012, but options granted under the Former Plan remain outstanding and exercisable in accordance with their terms and are governed by that plan.

The Current Plan provides for a maximum number of securities equaling 6.75% of the outstanding shares, which may be granted as options and including in this calculation the number of options currently outstanding in the Former Plan. As options are exercised or common shares of NRL are otherwise issued, the number of options issuable under the Current Plan up until the date of expiry could be increased up to the 6.75% maximum upon application to the TSX. Options that expire without being exercised are automatically added back into option balance available under the Current Plan.

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The Board approved an amendment to the Current Plan on December 13, 2013 to provide for the immediate vesting of unvested options on a change of control.  This revision to the Current Plan was approved by the TSX on January 15, 2014.

At the date of this AIF, the total number of stock options outstanding is 12,177,000 representing 6.1% of the outstanding shares of NRL of which 6,312,500 options are outstanding under the Former Plan (of which all are vested), representing 3.2% of its outstanding shares and 5,864,500 stock options are outstanding under the Current Plan (of which 2,983,660 are vested), representing 2.9% of its outstanding shares.  Options under both plans will remain in existence until they have been exercised, cancelled or have otherwise expired.  Each vested option is exercisable for one common share of NRL.

As at the date of this AIF, 1,299,902 stock options were available for grant, but not yet granted under the Current Plan.

There are no share purchase warrants to purchase common shares of NRL.

On May 22, 2014 the shareholders of NRL ratified a shareholder rights plan (the “Rights Plan”) that was originally adopted on June 8, 2011.  The Rights Plan was adopted to provide the Board with more time to consider alternatives in the event of a takeover bid for the common shares of Nevsun. A copy of the Rights Plan is available under NRL’s profile on SEDAR at www.sedar.com.

NRL has not asked for, and is not aware of any stability or provisional ratings on NRL’s securities set by any approved rating organization.

MARKET FOR SECURITIES

NRL’s common shares have traded on the TSX since March 8, 1996 and on the NYSE MKT since January 12, 2005. During the 2014 financial year, the price of NRL’s common shares on the TSX ranged from CAD $3.53 to CAD $5.30, with monthly trading volume on the TSX ranging from 4.0 million shares in July to 15.5 million shares in January, with an average monthly volume of 8.4 million shares on TSX plus 6.9 million shares on NYSE MKT, for a total average monthly volume of 15.3 million shares. There are no seasonal trends to fluctuations in volume or trading price. The monthly high/low trading prices and closing prices on the TSX and monthly volume for 2014 are as follows:

Common Shares
CAD $	High ($)	Low ($)	Close ($)	Volume
January	4.47	3.53	4.09	15,526,435
February	4.74	4.00	4.29	11,120,694
March	4.38	3.70	3.74	8,330,510
April	4.09	3.61	3.97	12,886,541
May	4.01	3.59	3.62	6,243,786
June	4.12	3.62	4.00	5,206,104
July	4.21	3.93	4.14	3,958,919
August	4.54	4.13	4.50	6,784,759
September	4.70	3.98	4.05	6,263,934
October	4.13	3.61	3.81	5,834,121
November	5.30	3.69	4.61	12,207,771
December	4.65	4.05	4.48	7,309,352

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DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth, for each director and officer of NRL as of the date of this AIF, the name, municipality of residence, office, periods of service and the principal occupations in which each director and executive officer of NRL has been engaged during the immediately preceding five years. Each director of Nevsun holds office until the next annual general meeting of the shareholders of NRL or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of NRL or he becomes disqualified to act as a director. The Board appoints each executive officer.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director Since	Number & Percentage of Shares Held
R. Stuart Angus(1)(3)(5)(6) Sechelt, British Columbia, Canada Chairman and Director	Business advisor to the mining industry	January 2003	402,392 (<1%)
Ian R. Ashby(3)(4) Campbell, California, USA Director	Non-Executive Director and Corporate Advisor 2012-present; President–Iron Ore, BHP Billiton Ltd. 2006-2012	January 2014	0
Robert J. Gayton(1)(2)(5)(6) West Vancouver, British Columbia, Canada Director	Financial Consultant	November 2003	62,470 (<1%)
Gary E. German(1)(2)(3)(4)(5) Toronto, Ontario, Canada Director	Independent Director and Advisor for international resource companies	April 1996	478,494 (<1%)
Gerard E. Munera(1)(2)(3)(5) Greenwich, Connecticut, USA Director	Managing Director, Synergex Group, investment holding company; Executive Chairman, Arcadia Inc., manufacturer of building parts	April 1996	882,618 (<1%)
Clifford T. Davis Vancouver, British Columbia, Canada President, Chief Executive Officer, Director	President and Chief Executive Officer of NRL	December 1997	1,553,219 (<1%)
Thomas S. Whelan Vancouver, British Columbia, Canada Chief Financial Officer	Chief Financial Officer of NRL. since February 2014; Partner, EY LLP 2004-2014	N/A	0
Frazer W. Bourchier North Vancouver, British Columbia, Canada Chief Operating Officer(4)	Chief Operating Officer of NRL since 2012; VP Business Development & Technical Services, Silver Wheaton Corp. 2010-2012	N/A	0

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Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director Since	Number & Percentage of Shares Held
Joseph P. Giuffre North Vancouver, British Columbia, Canada Chief Legal Officer and Corporate Secretary	Chief Legal Officer and Secretary of NRL since 2013; Partner of Axium Law Corporation, 2005-2012	N/A	32,500 (<1%)
Scott A. Trebilcock Vancouver, British Columbia, Canada Chief Development Officer	Chief Development Officer of NRL since 2014; VP Business Development & Investor Relations, Nevsun Resources Ltd. 2010-2014; VP Business Development, Nautilus Minerals 2007-2010	N/A	0
Peter J. Hardie Maple Ridge, British Columbia, Canada Vice President Finance	Vice President Finance of NRL since 2013; Chief Financial Officer of NRL 2008-2012	N/A	2,000 (<1%)
Peter M. Manojlovic Delta, British Columbia, Canada Vice President Exploration	Vice President Exploration of NRL since 2012; VP Exploration, Sabina Gold & Silver Corp., 2010-2012; Chief Geologist, Sabina Gold & Silver Corp., 2009-2010	N/A	0
Todd E. Romaine West Vancouver, British Columbia, Canada Vice President Corporate Social Responsibility(4)	Vice President Corporate Social Responsibility of NRL since 2012; Senior Manager, Land Services (Operations), Enbridge Inc. 2008-2012	N/A	0

(1)	Member of the Governance Committee
(2)	Member of the Audit Committee
(3)	Member of the Human Resources Committee
(4)	Member of the Social Environment, Health & Safety Committee
(5)	Member of Special Committee
(6)	Member of the Litigation Committee

As of February 25, 2015, the directors and executive officers of NRL, as a group, beneficially owned directly or indirectly, or exercised control or direction over 3,413,693 common shares or approximately 1.7% of the issued and outstanding common shares of NRL.  The same directors and executive officers, as a group, have been granted and currently hold options to purchase up to 10,728,500 shares of NRL, 1,428,500 of which were granted in 2014.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Certain directors or executive officers of NRL are, at the date of this AIF, or have been within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of a company that:

(a)                was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

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(b)               was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, details of which are described as follows:

R. Stuart Angus is a director of Wildcat Silver Corporation (“Wildcat”), which requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007.  Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made.  The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008.

One director of NRL has been, within the 10 years before the date of the AIF, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, details of which are as follows:

Gerard E. Munera resigned from the board of SiVault Systems Inc. on October 10, 2006; in July, 2007, SiVault Systems Inc. started bankruptcy proceedings.

No director or executive officer of NRL, or shareholder holding a sufficient number of securities of NRL to affect materially the control of NRL has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or officer of NRL, or to NRL’s knowledge, a shareholder holding a sufficient number of securities of NRL to affect materially the control of NRL, has:

(a)                been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)               been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of NRL’s knowledge, there are no existing or potential material conflicts of interest between NRL or any subsidiary of NRL and a director or officer of NRL or a subsidiary of NRL.

Audit Committee

NRL has a separately-designated standing audit committee in accordance with CSA National Instrument 52-110 Audit Committees and with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934, as amended.

Audit Committee Charter

The Board has adopted a charter for the Audit Committee, which sets out the committee’s mandate, composition, responsibilities and duties. A copy of the Audit Committee Charter is attached to this AIF as Schedule “A”.

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Independent Advice & Funding

The Audit Committee shall have the authority to determine the appropriate funding for the ordinary administrative expenses of the Audit Committee.  In addition, the Audit Committee may, in its sole discretion, retain, at the expense of NRL, and determine the compensation to be received by, such legal, financial or other advisors or consultants as it may deem necessary or advisable in order to properly and fully perform its duties and responsibilities hereunder.

Composition of the Audit Committee

The Audit Committee has three members, all of whom are independent and financially literate.              An outline of each member’s relevant education and experience follows:

Robert J. Gayton, Chair. Mr. Gayton is a Chartered Accountant with a Ph.D. Business from the University of California (1973).  He is a director and audit committee chairman of a number of companies, including Eastern Platinum Limited, Western Copper and Gold Corp., Amerigo Resources Ltd. and B2Gold.  Mr. Gayton is a current member of the Institute of Chartered Accountants of B.C.  From 1976-1987 he was a partner with the accounting firm Peat Marwick Mitchell in Mississauga, Coquitlam and Vancouver. Mr. Gayton has shown that he has a clear understanding of the relevant accounting principles, internal controls and procedures for financial reporting, and the relevant experience preparing, auditing, analyzing and evaluating financial statements and their associated complex issues.

The Audit Committee has determined that Mr. Gayton is an audit committee financial expert within the meaning of the rules promulgated by the SEC and that Mr. Gayton is independent within the meaning of the NYSE MKT Company Guide.

Gary E. German. Mr. German has over thirty-five years of senior management and executive positions in global resource projects and companies, including the provision of strategic and corporate finance direction and international commodity brokerage operations. Previously he was Managing Director, Corporate Finance Group (resources), Kingsdale Capital Corp. (2002-03), and prior to this Chairman of the Finance Committee and Senior Advisor to the President-CEO of Ma'aden, the Kingdom of Saudi Arabia's mineral resource development corporation. Mr. German is a graduate of the University of Toronto (Bachelor of Applied Science, Industrial Engineering) and the University of Western Ontario (Diploma, International Management).

Gerard E. Munera. Mr. Munera, a US citizen, is Managing Director of Synergex Group LLC, an investment holding company, and Executive Chairman of Arcadia Inc., a manufacturer of building products. He has served on the Audit Committees of three public company boards and has a diverse background, which includes engineering, economics, sales, finance, operations, mining and metals. His tenures have included Chief Financial Officer or Chief Executive Officer of several mining and metals companies, including 20 years with Pechiney, first as CFO and then as CEO of their Argentine subsidiary, then as CEO of their US subsidiary Howmet Aluminum and then as Senior Vice President of their Ferro Alloys, Uranium and Carbon businesses in several international locations, all of which included detailed financial involvement with such company. Mr. Munera was also CEO of Union Miniere for five years and CEO of Minorco USA for three years.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the engagement of non-audit services, described as follows:

Nevsun will not engage its external auditor KPMG LLP (“KPMG”) to carry out any non-audit services that are deemed inconsistent with an auditor’s independence (“Prohibited Service”).  The Audit Committee will consider the pre-approval of permitted services to be performed by the external auditor in each of the following broad categories:

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Audit Services, Audit Related Services, Tax Services, as well as Compliance Services, Tax Planning Services, Commodity Tax Services, Executive Tax Services.

Other Services:  Valuation Services, Information Technology Advisory and Risk Management Services, Actuarial Services, Forensic and Related Services, Corporate Recovery Services, Transaction Services, Corporate Finance Services, Project Risk Management Services, Operational Advisory and Risk Management Services, Regulatory and Compliance Services

For permitted services the following pre-approval policies will apply:

A.     Audit Services

The Audit Committee will pre-approve all Audit Services provided by KPMG through the Audit Committee’s recommendation to shareholders at NRL’s annual meeting, of KPMG as Nevsun’s external auditor and through the Audit Committee’s review of KPMG’s annual Audit Plan.

B.     Pre-Approval of Audit Related, Tax and Other Non-Audit Services

Periodically (e.g. annually), the Audit Committee will update a list of pre-approved services that are recurring or otherwise reasonably expected to be provided.

The Audit Committee will be subsequently informed at least annually of the services on the attached list for which the auditor has been actually engaged.

Any additional requests for pre-approval will be addressed on a case-by-case specific engagement basis as described in (C) below.

C.     Approval of Additional Services

The Company employee making the request will submit the request for service to the CFO.  The request for service should include a description of the service, the estimated fee, a statement that the service is not a “Prohibited Service” and the reason KPMG is being engaged.

Services where the aggregate fees are estimated to be less than or equal to $25,000

Recommendations, in respect of each engagement, will be submitted by the CFO to the Chairman of the Audit Committee for consideration and approval.  The full Audit Committee will subsequently be informed of the service at its next meeting.  The engagement may commence upon approval of the Chairman of the Audit Committee.

Services where the aggregate fees are estimated to be greater than $25,000

Recommendations, in respect of each engagement, will be submitted by the CFO to the full Audit Committee for consideration and approval, generally at its next meeting or at a special meeting called for the purpose of approving such services.  The engagement may commence upon approval of the full Committee.

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External Auditor Fees

All dollar amounts in this section are expressed in Canadian currency.

The following table sets forth the aggregate fees incurred by the Company for the years ended December 31, 2014 and 2013 by KPMG:

	Year ended December 31, 2014	Year ended December 31, 2013
Audit fees(1) Audit-related fees(2)	$ 490,426 6,000	$ 487,500 -0-
Tax fees(3)	12,561	22,715
All other fees(4)	-0-	132,900
Total	$ 508,987	$ 643,115

(1)	Audit fees include fees related to the audit of the year-end financial statements, audit of the internal control over financial reporting, review of the interim financial statements, and services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements for such year.
(2)	Audit related fees consist of fees for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of the financial statements and are not reported above as Audit Fees.
(3)	Tax fees for 2014 and 2013 are primarily for tax compliance and other minor tax advisory matters, all in accordance with the pre-approval policies of the Audit Committee.
(4)	Other fees were billed by the Auditors in 2013 for other services, general advisory services relating to due diligence.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

A lawsuit was filed in the Supreme Court of British Columbia against NRL (the "Araya Lawsuit") on November 20, 2014, by three plaintiffs who claim to have once worked with a local sub-contractor at the Bisha Mine. The plaintiffs claim that NRL is legally responsible for breaches of customary international law and British Columbia law for conduct allegedly engaged in by the local sub-contractor and the Eritrean military. The plaintiffs are also claiming the right to bring the action in a representative capacity on behalf of certain persons who they allege were forced to work at the Bisha Mine (the “Group Members”). The plaintiffs claim general, aggravated and punitive damages for themselves and for the Group Members. No amount of damages is required to be quantified by the plaintiffs at this time. No trial date has been set.

It is not possible at this time to estimate the outcome of the Araya Lawsuit.  NRL denies the allegations and will vigorously defend itself in this matter.  No amounts have been recorded for any potential liability arising from this matter, as NRL cannot reasonably predict the outcome.

During May 2014 and July 2014 NRL and certain executive officers settled with United States and Canadian plaintiffs, respectively, two related securities class actions initiated during 2012.  Settlement agreements release NRL and all its related parties from any claims described in these class actions.  The Canadian and US settlements received final court approval on October 6, 2014 and January 22, 2015. Both settlements were funded entirely by NRL’s insurance carriers.

INTEREST OF MANAGEMENT AND OTHERS IN
MATERIAL TRANSACTIONS

No director, officer or other insider of the Company, nor any associate or affiliate of any director, officer or other insider has participated in, directly or indirectly, nor had any material interest in, any material transaction of the Company in the most recently completed financial year or any of the three preceding financial years.

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TRANSFER AGENTS AND REGISTRARS

NRL’s registrar and transfer agent is Computershare Investor Services Inc., located in Vancouver, British Columbia.

MATERIAL CONTRACTS

There were no material contracts other than in the ordinary course of business entered into during 2014.

NAMES AND INTERESTS OF EXPERTS

Unless otherwise stated, the relevant technical and scientific information included in this AIF concerning Bisha Property are derived from the 2013 Technical Report prepared by Paul Gribble, C. Eng., FIMMM, Jay Melnyk, P.Eng., AGP; and Peter Munro, BAppSc. Mineralurgy Pty. Ltd., effective December 31, 2013. These authors are QPs within the meaning of NI 43-101. This report is available for review on SEDAR (www.sedar.com) and EDGAR (http://www.sec.gov/edgar.shtml).

Other relevant technical and scientific information included in this AIF concerning the Bisha Property that is not derived from the 2013 Technical Report was prepared by Matt Bampton, MAusIMM, MIAG, (Cube Consulting); Paul Gribble, C.Eng., FIMMM; and Anoush Ebrahimi, P.Eng., PhD. (SRK Consulting Canada Inc.)

To the best of the knowledge of the Company, APG Mining Consultants Inc., Mineralurgy Pty. Ltd, Cube Consulting, SRK Consulting Canada Inc. and the “designated professionals” (as such term is defined in Form 51-102F2) thereof hold less than a 1% interest in the outstanding securities of NRL.

KPMG is the auditor for the Company and has audited the annual financial statements of the Company for the year ended December 31, 2014.  KPMG have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, and under all relevant US professional and regulatory standards, including PCAOB Rule 3520.

ADDITIONAL INFORMATION

Additional information relating to the Company, may be found by using SEDAR on the internet at www.sedar.com, EDGAR filing system at http://www.sec.gov/edgar.shtml, or the Company’s website: www.nevsun.com.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of NRL's securities and options to purchase securities is contained in NRL's information circular for its most recent annual meeting of shareholders that involves the election of directors.

Additional financial information is also provided in the Company's audited consolidated financial statements and MD&A for its most recently completed financial year, copies of which may be found on SEDAR or EDGAR, or be obtained by contacting the Company at:

Nevsun Resources Ltd.
Suite 760 – 669 Howe Street
Vancouver, BC V6C 0B4
Tel: 604-623-4700 or Toll-free 1-888-600-2200
Email: contact@nevsun.com

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SCHEDULE “A”

NEVSUN RESOURCES LTD. (the “Company”)

AUDIT COMMITTEE CHARTER

The Audit Committee is appointed by the Board of Directors to:

i.	ensure the Company has in place an effective system of internal controls over financial reporting which meets high standards of quality and integrity and complies with legal and regulatory requirements, and

ii.	monitor the performance, independence and qualification of the Company’s independent auditor.

Composition

The Audit Committee shall consist of at least three members of the Board of Directors.  Each member of the Audit Committee shall be “independent” of the Company within the meaning of all applicable legal and regulatory requirements, and each such member must not have participated in the preparation of the Company’s financial statements, or that of the Company’s subsidiaries, at any time during the three years prior to becoming a member of the Audit Committee (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).  Each member of the Audit Committee shall also be “financially literate”, which means that he or she must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  In addition, at least one member of the Audit Committee shall be a “financial expert” within the meaning of the rules and forms adopted by the US Securities and Exchange Commission and shall be financial sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

Responsibilities

The overall responsibilities of the Audit Committee are to:

1.	assist the Board of Directors and Management with meeting their responsibilities with respect to financial reporting;

2.	be directly responsible for (i) the selection of an external auditor to be proposed for election as the external auditor of the Company, (ii) the oversight of the work of the of the Company’s external auditor, (iii) the retention of the Company’s external auditor, and (iv) fixing the compensation of the external auditor of the Company, subject to the grant by the shareholders of the authority to do so, if required;

3.	ensure that at all times there are direct communication channels between the Audit Committee and the Company’s external auditor;

4.	ensure the independence of the Company’s external auditor, including ensuring receipt from the external auditor of a formal written statement delineating all relationships between the external auditor and the Company and actively engaging in dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor;

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5.	periodically review and report to the Board of Directors whether Management has designed and implemented an effective system of internal controls over financial reporting for reviewing and reporting on the Company’s financial statements;

6.	review and report to the Board of Directors on all financial statements (including interim financial statements) prepared by the Company and enhance the credibility and objectivity of all financial reports; and

7.	otherwise review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of related material facts.

Duties

For the purposes of fulfilling its responsibilities, the Audit Committee will:

1.	schedule meetings to take place on a regular basis;

2.	afford an opportunity periodically to the external auditor and to senior Management to meet separately with the Audit Committee, and when required, meet independently of the external auditor and Management;

3.	keep minutes of all meetings of the Audit Committee;

4.	periodically report the results of the reviews undertaken and any associated recommendations to the Board of Directors;

5.	select an external auditor to be proposed by Management to the shareholders for election by the shareholders as the external auditor for the Company, review and approve the terms of the external auditor's engagement and determine the appropriateness and reasonableness of the proposed audit fees and any unpaid fees;

6.	review and evaluate the qualifications, performance and independence of the lead partner of the external auditor, discuss with Management the timing and process for implementing the rotation of the lead audit partner and the reviewing partners of the external auditor, and other issues related to a change of the external auditor and the planned steps for an orderly transition;

7.	obtain confirmation from the external auditor that it will report directly to the Audit Committee;

8.	obtain confirmation from the external auditor that it will report in a timely matter to the Audit Committee all critical accounting policies and practices to be used, all alternative accounting policies and practices, the ramifications of each of such accounting policy and practice and the accounting policy and practice preferred by the external auditor, for the financial information of the Company within applicable generally accepted accounting principles (GAAP), which have been discussed with Management;

9.	obtain confirmation from the external auditor that it will provide a copy of all material written communications between the external auditor and Management including, without limitation, any Management letter or schedule of unadjusted differences;

10.	obtain confirmation from the external auditor that it will ensure that all reports filed under the United States Securities Exchange Act of 1934, as amended, which contain financial statements required to be prepared in accordance with GAAP and reflect all material correcting adjustments identified by the external auditor of the Company;

11.	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and any former external auditor of the Company;

12.	review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102 of the Canadian Securities Administrators, on a routine basis;

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13.	review and pre-approve any and all engagements for non-audit services to be provided to the Company or to any of its subsidiaries by the Company’s external auditor or any affiliates of the external auditor, together with estimated fees, and review and approve the audit plan with the external auditor and with Management;

14.	review with Management and with the external auditor any proposed changes in major accounting policies, the presentation and impact of significant financial risks and uncertainties and key estimates and judgments of Management that may be material to financial reporting and the steps Management has taken to minimize such risks to the Company;

15.	assist in the preparation of any internal control report by Management, which provides that Management is responsible for establishing and maintaining an adequate control structure and procedures for financial reporting by the Company, assessing the effectiveness of such control structure and procedures and ensuring that the external auditor of the Company, if required by governing legislation or regulation, attest to and report on the assessment of such control structure and procedures by Management;

16.	assist the Chief Executive Officer and the Chief Financial Officer of the Company in their assessment of the effectiveness of the Company’s internal control over financial reporting and in determining whether there has been any material change in the Company’s internal control over financial reporting which has materially affected or could materially affect such internal control subsequent to the date of the evaluation;

17.	assist the Chief Executive Officer and the Chief Financial Officer of the Company in identifying and addressing any significant deficiencies or material weaknesses in the design or operation of the Company’s internal control over financial information and any fraud, whether or not material, that involves Management or other employees who have a significant role in the Company’s internal control over financial reporting;

18.	question Management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

19.	review any problems experienced by the external auditor in performing the audit, including any restrictions imposed by Management or significant accounting issues to which there was a disagreement with Management;

20.	review audited annual financial statements, in conjunction with the report of the external auditor, and obtain an explanation from Management of all significant variances between comparative reporting periods;

21.	review the post-audit or Management letter, containing the recommendations of the external auditor and Management’s response and subsequent follow up to any identified weaknesses;

22.	review all interim unaudited financial statements before release to the public;

23.	review all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report, the AIF and Management’s discussion and analysis;

24.	ensure that the Company discloses in the periodic reports of the Company, as appropriate, whether at least one member of the Audit Committee is a “financial expert” within the meaning of the rules and forms adopted by the US Securities and Exchange Commission;

25.	ensure that all non-audit services provided by the external auditor are approved by or on behalf of the Audit Committee and are disclosed in the periodic reports of the Company;

26.	ensure that each annual report and, to the extent required by any applicable legal or regulatory requirement, any quarterly report of the Company includes disclosure with respect to all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities which may have a current or future effect on the Company in accordance with all applicable legal and regulatory requirements;

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27.	ensure that all financial statements and other financial information, including pro forma financial information, included in any report filed by the Company with any regulatory authority or contained in any public disclosure or press release of the Company is presented in a manner which does not contain a material misstatement or omission and reconciles the pro forma information contained therein to GAAP, and which otherwise complies with all applicable legal and regulatory requirements;

28.	review the evaluation of internal control by the external auditor, together with Management’s responses;

29.	to assist Management with its annual risk assessment and reporting strategy to manage the process of the identification, evaluation and mitigation of the Company’s principal enterprise risks;

30.	review the appointments of the chief financial officer and any key financial executives involved in the financial reporting process;

31.	establish procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

32.	annually assess the adequacy of the Audit Committee Charter; and

33.	annually evaluate the Audit Committee’s performance.

Independent Advice & Funding

The Audit Committee shall have the authority to determine the appropriate funding for the ordinary administrative expenses of the Audit Committee.  In addition, the Audit Committee may, in its sole discretion, retain, at the expense of the Company, and determine the compensation to be received by, such legal, financial or other advisors or consultants as it may deem necessary or advisable in order to properly and fully perform its duties and responsibilities hereunder.

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SCHEDULE “B”

RISK FACTORS

Approach to risk management. The Company’s approach to identifying and managing risk has been a critical component of how management and the Board run the business.  The Company’s enterprise risk management process is currently coordinated by the Chief Financial Officer, managed by the senior management team with direct oversight by the Chief Executive Officer and the Board of Directors.  The Company conducts a top down review of key strategic, operational and financial risks at least quarterly.  The Company maintains a risk register, which is updated on a monthly basis by the appropriate business owner of the risk.  The risk register contains a list of actions to ensure risks are mitigated to the agreed upon level of risk tolerance.  The results of the Enterprise Risk Management process are reviewed quarterly by the Audit Committee and semi-annually by the Board of Directors.

The business and operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry, including but not limited to the acquisition, financing, exploration, development, operation and production of metals at its mining properties.  The Company’s business is subject to strategic, financial and operating risks.  The risks below, some of which are summarized elsewhere in this Report, are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the following risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

Strategic Risk Factors

Foreign operation and political risks. The Company conducts operations in Eritrea through its foreign subsidiaries with financial assets in Barbados and Eritrea, and substantially all of its assets are held in such entities.  While the Company believes that the political climate of these countries and strong government support in Eritrea provide a stable environment for its operations, there is no guarantee against any future political, or economic instability in these countries or neighboring countries that might adversely affect the Company.

Political unrest in Egypt, Libya, Syria, Yemen, Saudi Arabia, Somalia, South Sudan, Sudan and other countries in the region has had an impact on investor confidence with companies operating in northern Africa, including Eritrea, even though no direct effect is evident or anticipated in the operations at Bisha or communications with the Eritrean government.  New government regulations in Canada, the United States or other countries in which the Company operates could adversely affect the Company’s future business and operations.  In addition, intervention by the international community through organizations such as the United Nations could affect the political risk of operating in Eritrea. In December 2009 the United Nations Security Council (UNSC) imposed sanctions on Eritrea related to an arms embargo, which in itself has had no direct impact to the Bisha Mine, except to cause some uncertainty as to how UN member states may continue to deal with the country. In December 2011 the UNSC provided additional sanctions guidance to member states.  Effects of the sanctions could impact the Company’s ability to operate efficiently.  There are also unresolved tensions between Ethiopia and Eritrea and the possibility of future armed conflicts between Ethiopia and Eritrea by rebel groups or otherwise which could affect or interfere with continued operations at Bisha.

Other risks the Company may face in operating in foreign jurisdictions include unforeseen government actions, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls, export controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or other events.

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All or any of these factors, limitations, or the perception thereof could impede the Company’s activities, result in the impairment or loss of part or all of the Company’s interest in the properties, or otherwise have an adverse impact on the Company’s valuation and stock price.

Governmental regulatory risks.  The Company’s mineral exploration, development and production activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, environmental protection and preservation, and other matters.  No assurance can be provided that the Company will be successful in its efforts to comply with all existing rules and regulations, that new rules and regulations will not be enacted, or that existing rules and regulations will not be modified in a manner that could limit or curtail production or development of the Company’s properties.  All such rules and regulations governing the operations and activities of the Company could have a material adverse effect on the Company’s business, financial condition and results of operations.

Competition risks. The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself. There is intense competition in the mining industry for mineral rich properties that can be developed and produced economically, the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. Many competitors not only explore for minerals, but conduct refining and marketing operations on a global basis. Such current and future competition may result in the Company being unable to acquire desired properties. The Company is also subject to risks associated with a hostile takeover of the common shares of the Company or other unsolicited attempts to acquire control of the Company.

Key executive risk. The Company is to a large degree dependent on the services of key executives and senior personnel. The loss of these persons or the Company’s inability to attract and retain executives and personnel with the qualifications necessary to operate the business successfully may adversely affect its business and future operations. The Company competes with numerous other companies for the recruitment and retention of qualified executives and employees.

Expatriate and nationals’ skills risk. The Company’s Eritrean operations are the first modern commercial mining operation in that jurisdiction. As a result, the Company is reliant on attracting and retaining expatriate and nationals with mining experience to staff key operations and administration management positions. The Company’s inability to attract and retain personnel with the skills and experience to manage the operation and train and develop staff, due to the intense international competition for such individuals, may adversely affect its business and future operations.

Acquisitions and integration risks. The Company continues to examine opportunities to acquire additional mining assets and businesses.  Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks.  The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company.

Any acquisition would be accompanied by risks.  For example, a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, integrating internal controls over financial reporting of such acquired companies, identifying and mitigating any potential domestic or foreign liabilities, including potential liabilities due to foreign anti-corruption laws, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and practices across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant.

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In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution.  Alternatively, the Company may choose to finance any such acquisition with its existing resources.  There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Litigation risk.  The Company is subject to litigation risks.  All industries, including the mining industry, are subject to legal claims, with and without merit.  Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company is or may become subject could have a material adverse impact on its financial performance, cash flow and results of operations.

Share price risk.  The market price of a publicly traded stock is affected by many variables not directly related to the success of the Company, including the market for all resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investments.  The effect of these and other factors on the market price of the common shares of the Company on the exchanges on which the common shares are listed suggests that the share price will be volatile.  In the previous eight quarters, between January 1, 2013 and December 31, 2014 the Company’s shares traded in a range between CAD $2.77 and CAD $5.30.

Dividend policy risks.  The Company has established a dividend policy that has considered the long-term sustainability of cash flows and will be reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company. Between January 1, 2013 and December 31, 2014, the Company paid quarterly dividends.  Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer mining companies and current and anticipated cash needs.  There can be no assurance that the Company will continue to pay dividends at the current rate or at all.

Conflicts of interest.  Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

Financial Risk Factors

Commodity price risk.  Revenue and profitability of the Company’s operations will be dependent upon the market price of mineral and materials commodities.  Prices metals are key performance drivers for the Company and fluctuations in the prices of these commodities can have a significant impact on the Company’s operations and financial performance.  The Company does not enter into any commodity hedging and accordingly is fully exposed to price risk.  The price of copper, gold, and other metals can and has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations (specifically, the US dollar relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for copper, gold and other metals are affected by various factors, including political events, economic conditions, competition, production costs, and governmental policies.  If the market price of copper, zinc, gold or silver falls significantly from its current level, the production and ongoing mine development at Bisha or any other project of the Company may be rendered uneconomic and the production or development at Bisha or any other project may be suspended or delayed.  In addition, if the market price of copper, zinc, gold or silver were to decrease significantly and remain at lower levels for a significant period of time, profitability of the Company and cash flow would be negatively affected.

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Mineral reserve calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.  In addition to adversely affecting the Company’s mineral reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

The Bisha Mine’s power generation plant and mobile equipment fleet are diesel fuelled.  As fuel costs are a significant component of the Company’s operating costs, changes in the price of diesel could have a significant effect on its operating costs and adversely affect profitability. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions and applicable governmental policies.

Funding risks.  . The exploration, development, operations, acquisitions or other activities may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, operations, acquisitions or other activities of the Company including a loss of property interest. Historically, the Company has financed its activities through the sale of equity capital and through cash- flow from operations. The sale of metals from Bisha currently provides and is expected to continue to provide revenue from operations, which the Company expects will be sufficient to fund its future needs. Factors which may impact cash flows include changes in metal prices, taxes, operating costs, marketability of metals from operations, capital expenditures or other unexpected occurrences such as unanticipated costs, delays, downtimes, slowdown or stoppage of operations. Failure to obtain sufficient financing to continue operations if such needs arise may adversely affect the Company’s business and financial position. Should the Company require additional funding for exploration, development, operations, acquisitions or other activities, there is no assurance that sources of financing will be available on acceptable terms or at all.

Insurance risks.  Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Nevsun may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.

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Write-downs and impairments risk.  Mining and mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment.

The Company reviews and evaluates its mining interests for impairment at each reporting or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable, which becomes more of a risk in the global economic conditions that exist currently.  An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets.  An impairment loss is measured and recorded based on discounted estimated future cash flows.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.  There are numerous uncertainties inherent in estimating mineral reserves and mineral resources.  Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

The assumptions used in the valuation of long-term stockpiles and work-in-process inventories by the Company include estimates of metals contained in the ore stockpiles, crushed ore piles, processing plant circuits, and an assumption of the metal prices expected to be realized when the copper, zinc, gold and silver are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its long-term stockpiles or work-in-process inventories, which would reduce the Company’s earnings and working capital.

Derivatives risk.  In the future the Company may use certain derivatives products to manage the risks associated with changes in metal prices, interest rates, foreign currency exchange rates and fuel prices.  The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Counterparty risks.  The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and cash equivalents; (ii) amounts owing to the Company by copper concentrate customers; and (iii) amounts owing to the Company by ENAMCO in connection with the purchase price for their 30% interest in BMSC.  As a result, the Company may become exposed to credit-related losses in the event of non-performance by such counterparties.

Currency risks.  At present all of the Company’s operations other than head office corporate functions are carried on outside of Canada and are subject to risks associated with fluctuations of the rate of exchange of foreign currencies.  The United States dollar (USD) is the Company’s functional currency, exposing the Company to risk on any fluctuations of the USD with other currencies to which the Company is exposed, which are primarily the Canadian dollar (CAD), South African rand (ZAR), the Eritrea Nakfa (ERN), and the Euro.  While only a small portion of the Bisha Mine’s operating expenses are denominated in ERN, a re-valuation or de-pegging of this currency to the USD could expose the Company to additional currency risk.  Fluctuations in currency exchange rates could significantly affect the Company’s business, financial condition, results of operations and liquidity.

Information technology security risk.  Nevsun maintains information technology infrastructure, applications and communications networks to support its business activities.  These systems could be subject to security breaches resulting in theft, disclosure or corruption of information, including information relating to acquisitions and divestments, strategic decision-making, investment market communications or commercially sensitive information relating to major contracts. Security breaches could also result in misappropriation of funds or disruptions to business operations.

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Operation Risk Factors

Mineral reserve and mineral resource estimate risk.  The tabulated data for mineral reserves and mineral resources presented in figures in this document and contained in the Company’s continuous disclosure documents filed on SEDAR (www.sedar.com) and EDGAR (http://www.sec.gov/edgar.shtml) are estimates generated by Qualified Persons, and no assurance can be given that the anticipated tonnages and grades will be achieved or, in the case of reserves, that the indicated level of metallurgical recovery will be realized.  Actual reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels.  Market fluctuations in the price of mineral commodities or increases in the costs to recover minerals may render the mining of ore reserves uneconomical and require the Company to take a write-down of the asset or to discontinue development or production.  Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

There are numerous uncertainties inherent in estimating quantities of mineral resources and reserves, including many factors that are beyond the Company’s control.  The estimates are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining including costs of fuel and other critical operating consumables, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results or any assumptions in the historical resource estimates turn out to be incorrect, incomplete or flawed in any respect or the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions,  could result in material downward or upward revision of current estimates.

Exploration, development and operating risks.  Mining operations generally involve a high degree of risk.  The Company’s operating mine in Eritrea is subject to all the hazards and risks normally associated with mineral production, including damage to or destruction of plant and equipment, unexpected geologic formations, pit collapse, injury or life endangerment, environmental damage, fire, equipment failure or structural failures, such as retaining walls or tailings dams, potentially resulting in environmental pollution and consequent liability.  The Company may at times experience some difficulty in managing the sulphide rich reactive ground[1] which may affect blasting and continuous ore supply and experience unplanned detonations resulting from reactive ground or experience a failure of drilling, processing and mining equipment or unanticipated costs and downtimes due to optimizing the copper flotation plant and its operating facilities.   These costs, downturns and other risks can have a material adverse effect on the Company’s operating costs and results, its operations and financial position.

[1] Reactive ground is a term to describe ground in which an exothermic chemical reaction between sulphides (in this case pyrite, which is an iron sulphide) contained in rock at Bisha and the ammonium nitrate contained in explosives may take place.

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The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. There is no certainty that expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or future development.  Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which include estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), the particular attributes of the deposit such as size, grade and metallurgy, expected recovery rates of metals from the ore, proximity to infrastructure and labour, the cost of water and power, anticipated climatic conditions, cyclical metal prices, fluctuations in inflation and currency exchange rates, higher input commodity and labour costs, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

Major expenses may be required to locate and establish additional mineral reserves.  It is impossible to ensure that the exploration or development programs planned by Nevsun will result in additional profitable commercial mining operations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Nevsun not receiving an adequate return on invested capital.  The Company significantly relies on the analyses performed by its Qualified Persons to estimate resources and reserves, and such estimates may be subject to material risks and uncertainties.

Production risk. As is typically the case with the mining industry, no assurances can be given that future mineral production estimates will be achieved. Estimates of future production for the Company’s mining operations are derived from the Company’s mining plans. These estimates and plans are subject to change, including changes based on actual mining results at various phases of the mining operations. The Company cannot give any assurance that it will achieve its production estimates. The Company may not be able to effectively manage potential deleterious elements contained within the ore to ensure continued salability of concentrates produced at projected costs. The Company may not be able to effectively manage the combination of oxidation of ore stocks coupled with in pit water inflow that may adversely affect flotation and quality of concentrates produced. There is a further risk that the potential reactive nature of the ore and waste with high pyrite (sulphides) content and its reactivity with ammonium nitrate contained in explosives will have a negative impact on ore and waste blasting efficiencies and result in increased costs. An additional risk includes the true understanding of the full extent and mineralogical properties of the transition zone between the supergene and primary ore bodies and the subsequent potential disruptive impact on processing this zone, even if campaigned in discrete periods, on the quality and future salability of the concentrates produced. Any process plant adjustments or modifications to further optimize and improve operating efficiencies could result in significant capital expenditures and have an impact on process plant productivity or result in a temporary shutdown to rectify the issues. Failure to effectively manage these and other matters and to achieve its production estimates could have a material and adverse effect on the Company’s future cash flows, results of operations, production cost, financial condition and prospects. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions, hydrologic conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical or mineralogical characteristics) and estimated rates and costs of production, and include assumptions derived by geological block models developed by the Qualified Person in consultation with Company personnel. Actual production may vary from such estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below, including:

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  greater mining dilution than expected affecting geological grades and material movement;
  accidents;
  mobile and fixed plant equipment failures;
  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
  unforeseen geotechnical structures and faults leading to pit wall failures and production delays;
  adverse chemical nature and potential acidity and amount of in-pit water;
  unexpected or higher than anticipated occurrence of deleterious elements in the ore such as arsenic, selenium and tellurium impacting subsequent concentrate quality;
  higher than expected oxidation of in-pit ore stocks adversely impacting flotation characteristics and subsequent concentrate quality;
  unexpected mineralogical properties of the supergene to primary transition zone and impact on concentrate quality;
  encountering unusual or unexpected mineralogy conditions including reactive sulphide rock with ammonia nitrate based explosives adversely affecting blasting procedures and productivity;
  changes in power costs and potential power shortages;
  shortages of principal supplies (fixed components, parts and consumables) needed for operations;
  strikes and other actions by labour;
  unanticipated costs, delays or downtime due to maintenance or further required optimisation of the process plant and operation facilities; and
  regulatory restrictions imposed by government agencies.

Such occurrences could, in addition to stopping or delaying mineral production or impacting quality and salability of metal concentrates, result in damage to mineral properties, injury or death to persons, damage to the Company’s property or the property of others, monetary losses and legal liabilities.  These factors may also cause a mineral deposit that has been mined profitably in the past to become unprofitable.  Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by the Company’s personnel and outside consultants) but it is possible that actual operating costs and economic returns will differ significantly from those currently estimated.

Need for additional reserves risk.  Given that mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its reserves at its mines.  The life-of-mine estimates included in the Company’s continuous disclosure documents filed on SEDAR and EDGAR are subject to adjustment.  The Company’s ability to maintain or increase its annual production of gold, copper and other commodities will be dependent in significant part on its ability to bring new mines into production and to expand reserves at existing mines.  The Bisha Mine has an estimated 10 year mine life remaining.   There is no assurance that Nevsun will be able to maintain or increase its annual production, bring new mines into production or expand the mineral reserves and mineral resources at its existing mine.

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Permitting risk.  The Company’s operations and future development are subject to receiving and maintaining permits from appropriate governmental authorities and the granting of new exploration and other licenses and permits.  There is no assurance that delays will not occur in connection with obtaining all necessary renewals of existing permits for current operations or exploration tenements, or for additional permits for any possible future changes to operations or applications for new exploration tenements, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will obtain or continue to hold all permits necessary to develop or continue operating at any particular property.  Any failure to obtain or maintain requisite permits could have a material adverse effect on the Company and its future production.

Environmental risk.  Production at the Company’s mine involves the use of toxic materials. Should toxic materials leak or otherwise be discharged from the containment system then the Company may become subject to liability for cleanup work that may not be insured. While the Company intends to prevent discharges of pollutants into the ground water and the environment, it may be unsuccessful and may become subject to liability for hazards that it may not be insured against. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

The Company’s operations are subject to environmental regulations promulgated by the government of Eritrea. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that could result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  Environmental legislation is evolving in general in a manner that means standards and enforcement, fines and penalties for non-compliance are becoming more stringent. Environmental assessments for projects carry a heightened degree of responsibility for companies, directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations.  The Company devotes significant time and resources to meeting the goal of complete compliance with all environmental regulations in the countries in which the Company has operations and comply with prudent international standards.

Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused previous to the Company receiving title to the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Labour risk. The Company is dependent on its workforce to extract and process minerals, and is therefore sensitive to its ability to source skilled labour in country or to a labour disruption of the Company's mining activities or changes to laws. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lockouts and other stoppages at its work sites. Relations between the Company and its employees may be impacted by changes in labour relations that may be introduced by, among other things, employee groups, unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business.

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Risks related to the construction, plant expansion, transition to zinc phase at Bisha, optimisationoptimization of current process plant, and start-up of new mining operations or mining phases.  The success of construction projects, plant expansions and their optimisationoptimization, the transition to primary production at Bisha or the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations, including environmental permits, price escalation on all components of construction, plant expansion, transition to primary production or start-up of new mines, the underlying characteristics, quality and unpredictability of the exact nature of mineralogy and metallurgy of a deposit and the consequent accurate understanding of doré or concentrate production, the successful completion and operation of conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction, expansion or transition activities or start-up of new mines, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the construction or operational elements could delay or prevent the construction projects, plant expansions, the transition to primary production at Bisha as planned, or the start-up of new mines. There can be no assurance that current or future construction projects, plant expansions, the transition to primary production at Bisha as planned or the start-up of new mines by the Company will be successful.

Infrastructure risk.  Mining, processing and development activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs.  Disruption or curtailment of access to or maintenance of such infrastructure or supplies, be it due to inclement weather, wear and tear, or other reasons, could have an adverse material impact on ability to service and operate due to higher costs or business interruption. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Transportation risk.  Delivery to the mine operation of required operating consumables and fuel as well as delivery to the various smelters of mine-produced concentrates is most often subject to third party contractors, be it land transport in country or sea freight to and from the ocean port.  To a large extent there are many factors outside the control of the Company, which can adversely affect the delivery of these key consumables or the export of these metal concentrates ranging from elevated transport costs to significant delays or temporary stoppage in product movement. The Company may be unable to achieve transport logistical efficiencies in the transportation of copper or zinc concentrate from the mine site to port.  There remains a risk that the contractor will not be able to transport the required volume of concentrate due to various factors such as an inadequate number of trucks, poor maintenance of those trucks, or an inadequate number of trained drivers to operate the trucks.  In addition, there may be difficulties in chartering marine bulk carriers into Massawa in a timely manner to transport concentrate from the port of Massawa to overseas customers.  There is also a risk of piracy with respect to marine transport in and around the Gulf of Aden and the risk that the port of Massawa could become inaccessible in the event of piracy, military conflict or political unrest.  Any interruption in the delivery chain from mine site to customers could both halt mine process plant production due to limited storage capacity for concentrates (as well as risks associated with build-up of concentrate stocks exposed to the elements) leading to business interruption losses, and could also breach terms and conditions of offtake agreements some of which may specify required quantities of concentrate over set time periods. These factors could have a material impact on results of the operation and associated revenues and costs.

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Land title risk.  The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed.  Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired.  Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects.  In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

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